Filed Pursuant to Rule 424(b)(4)
Registration No. 333-196326

PROSPECTUS

2,200,000 Shares

7.50% Non-Cumulative Preferred Stock, Series A

We are offering 2,200,000 shares of our 7.50% Non-Cumulative Preferred Stock, Series A, $25 liquidation preference per share (the “Series A Preferred Stock”).

Dividends on the Series A Preferred Stock when, as and if declared by our Board of Directors or a duly authorized committee of the Board will accrue and be payable on the liquidation preference amount, on a non-cumulative basis, quarterly in arrears on the 15th day of January, April, July and October of each year (each, a “dividend payment date”), commencing on October 15, 2014, at an annual rate of 7.50%.

Dividends on the Series A Preferred Stock are not cumulative. Accordingly, in the event dividends are not declared on the Series A Preferred Stock for payment on any dividend payment date, then those dividends will not accumulate and will not be payable. If we have not declared a dividend before the dividend payment date for any dividend period, we will have no obligation to pay dividends for that dividend period, whether or not dividends on the Series A Preferred Stock are declared for any future dividend period.

So long as any Series A Preferred Stock remain outstanding, no dividend shall be paid or declared on our common stock or any of our other securities ranking junior to the Series A Preferred Stock (other than a dividend payable solely in common stock or in such other junior securities), unless the full dividends for the latest completed dividend period on all outstanding Series A Preferred Stock and any parity stock have been declared and paid or provided for.

The Series A Preferred Stock is not redeemable prior to July 15, 2019. On and after that date, the Series A Preferred Stock will be redeemable at our option, for cash, in whole or in part, at a redemption price of $25 per share of Series A Preferred Stock, plus any declared and unpaid dividends on the shares of Series A Preferred Stock called for redemption for prior dividend periods, if any, plus accrued but unpaid dividends (whether or not declared) thereon for the then-current dividend period, to, but excluding, the date of redemption, without accumulation of any other undeclared dividends. See “Description of the Series A Preferred Stock—Redemption” in this prospectus.

The Series A Preferred Stock has no stated maturity and will not be subject to any sinking fund or mandatory redemption. The Series A Preferred Stock will not have voting rights, except as set forth under “Description of the Series A Preferred Stock—Voting Rights” in this prospectus.

We have applied to list the Series A Preferred Stock on the NASDAQ Global Market under the symbol “NGHCP.” If the application is approved, we expect trading to commence within 30 days following the initial issuance of the Series A Preferred Stock.

Investing in the Series A Preferred Stock involves risks. See the section entitled “Risk Factors” beginning on page 18 of this prospectus, as well as the risks described in the documents incorporated by reference in this prospectus, to read about important factors you should consider before making a decision to invest in the Series A Preferred Stock. The Series A Preferred Stock are not expected to be rated and may be subject to the risks associated with non-investment grade securities.

	Per Share	Total
Public offering price (1)	$25.00	$55,000,000
Underwriting discounts and commissions (2)	$0.7875	$1,732,500
Proceeds, before expenses, to National General Holdings Corp.	$24.2125	$53,267,500

(1)	Assumes no exercise of the underwriters’ over-allotment option described below.
(2)	We have agreed to reimburse the underwriters for certain of their expenses as described below under “Underwriting.”

We have granted the underwriters an option to purchase up to an additional 330,000 shares of Series A Preferred Stock within 30 days after the date of this prospectus at the public offering price, less the underwriting discount, solely to cover over-allotments, if any.

Neither the Securities and Exchange Commission (the “SEC”), any state securities commission or any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the Series A Preferred Stock in book-entry form only through the facilities of The Depository Trust Company and its participants, including Euroclear Bank S.A./N.V., as operator of the Euroclear System, and Clearstream Banking, société anonyme, on or about June 25, 2014.

Joint Book-Running Managers

Morgan Stanley	UBS Investment Bank

Co-Managers
Keefe, Bruyette & Woods	William Blair	JMP Securities
A Stifel Company

The date of this prospectus is June 18, 2014

i

CERTAIN IMPORTANT INFORMATION

You should rely only on the information contained or incorporated by reference in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with information that is different from that contained in this prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell, or the solicitation of an offer to buy, any of these securities in any jurisdiction where such an offer or sale is not permitted. You should assume that the information contained or incorporated by reference in this prospectus is accurate only as of their respective dates, regardless of the time of delivery of this prospectus or of any sale of these securities. Our business, financial condition, results of operations and prospects may have changed since that date. Information contained on our website, or any other website operated by us, is not part of this prospectus.

This prospectus supplement includes, or incorporates by reference, important information about us, the securities being offered and other information you should know before making a decision to invest in the Series A Preferred Stock. You should read this prospectus supplement, as well as the additional information described under “Additional Information; Incorporation by Reference” in this prospectus, before making a decision to invest in the Series A Preferred Stock. In particular, you should review the information under the heading “Risk Factors” included in our Annual Report on Form 10-K for the year ended December 31, 2013 and our Quarterly Report on Form 10-Q for the three months ended March 31, 2014, each of which is incorporated by reference herein.

Frequently Used Terms

In this prospectus, unless the context suggests otherwise:

•	references to “National General,” “the Company,” “we,” “us” or “our” refer to National General Holdings Corp. (formerly known as American Capital Acquisition Corporation) and all of its consolidated subsidiaries; and

•	references to “NGHC” refer solely to National General Holdings Corp.

The following terms used in this prospectus have the meanings set forth below:

•	“2013 private placement” refers to NGHC’s June 6, 2013 issuance and private sale of 21,850,000 shares of its common stock pursuant to Section 4(a)(2) and other exemptions under the Securities Act of 1933, as amended (the “Securities Act”).

•	“2014 private placement” refers to NGHC’s February 19, 2014 issuance and private sale of 13,570,000 shares of its common stock pursuant to Section 4(a)(2) and other exemptions under the Securities Act.

•	“private placements” refers to the 2013 private placement and the 2014 private placement, collectively.

•	“accident/AD&D” refers to insurance coverage that indemnifies or pays a stated benefit to the insured or his/her beneficiary in the event of bodily injury or death due to accidental means (other than natural causes).

•	“incurred but not reported” or “IBNR” refers to reserves for estimated losses that have been incurred by insureds and reinsureds but not yet reported to the insurer or reinsurer, including unknown future developments on losses which are known to the insurer or reinsurer.

•	“quota share reinsurance” refers to reinsurance under which the insurer (the “ceding company”) transfers, or cedes, a fixed percentage of liabilities, premium and related losses for each policy covered on a pro rata basis in accordance with the terms and conditions of the relevant agreement. The reinsurer may pay the ceding company a commission, called a ceding commission, on the premiums ceded to compensate the ceding company for various expenses, such as underwriting and policy acquisition expenses, that the ceding company incurs in connection with the ceded business.

•	“stop loss insurance” refers to insurance coverage purchased by counterparties to limit their exposure to a predetermined amount under self-insurance medical plans, reinsurance agreements or other insurance plans or agreements.

ii

•	“PPACA” refers to the Patient Protection and Affordable Care Act, the healthcare reform legislation enacted in 2010 that establishes minimum standards for health insurance policies and employer and individual mandates requiring the provision or purchase of health insurance, expands public insurance programs and eliminates certain industry practices such as the denial of coverage due to pre-existing conditions, with the goals of extending coverage to millions of uninsured Americans and lowering health care costs.

All of the trade names and trademarks included in this prospectus are the property of their respective owners.

iii

SUMMARY

This summary highlights information contained elsewhere in this prospectus, but it does not contain all of the information that you may consider important in making your investment decision. Therefore, you should read the entire prospectus, as well as the information incorporated by reference herein, carefully, including, in particular, the “Risk Factors” section beginning on page 16 of this prospectus, the information under the heading “Risk Factors” included in our Annual Report on Form 10-K for the year ended December 31, 2013 and our Quarterly Report on Form 10-Q for the three months ended March 31, 2014 and the financial statements and related notes included elsewhere in this prospectus and incorporated by reference herein, before making an investment decision.

Overview

We are a specialty personal lines insurance holding company. Through our subsidiaries, we provide personal and commercial automobile insurance, supplemental health insurance products and other niche insurance products. We sell insurance products with a focus on underwriting profitability through a combination of our customized and predictive analytics and our technology driven low cost infrastructure.

Our property and casualty (“P&C”) insurance products protect our customers against losses due to physical damage to their motor vehicles, bodily injury and liability to others for personal injury or property damage arising out of auto accidents. We offer our P&C insurance products through a network of over 19,000 independent agents, more than a dozen affinity partners and through direct-response marketing programs. We have approximately one million P&C policyholders and, based on 2012 gross premium written, we are the 20th largest private passenger auto insurance carrier in the United States according to financial data compiled by SNL Financial.

We launched our accident and health (“A&H”) business in 2012 to provide accident and non-major medical health insurance products targeting our existing P&C policyholders and the anticipated emerging market of employed persons who are uninsured or underinsured. We market our and other carriers’ A&H insurance products through a multi-pronged distribution platform that includes a network of over 8,000 independent agents, direct-to-consumer marketing, wholesaling and worksite marketing. We believe that our A&H business is complementary to our P&C business and should enable us to enhance our relationships with our existing P&C agents, affinity partners and insureds.

Our company (formerly known as American Capital Acquisition Corporation) was formed in 2009 to acquire the private passenger auto business of the U.S. consumer property and casualty insurance segment of General Motors Acceptance Corporation (“GMAC,” now known as Ally Financial), which operations date back to 1939. We acquired this business on March 1, 2010.

We are licensed to operate in 50 states and the District of Columbia, but focus on underserved niche markets. A significant portion of our insurance, approximately 75% of our P&C premium written, is originated in six core states: North Carolina, New York, California, Florida, Virginia and Michigan. For the years ended December 31, 2013, 2012 and 2011, our gross premium written was $1,339 million, $1,352 million and $1,179 million, net premium written was $679 million, $632 million and $538 million and total consolidated revenues were $932 million, $808 million and $675 million, respectively.

Our wholly owned subsidiaries include twelve regulated domestic insurance companies, of which eleven write primarily P&C insurance and one writes solely A&H insurance. Our insurance subsidiaries have been assigned an “A-” (Excellent) group rating by A.M. Best Company, Inc. (“A.M. Best”).

Business Segments

We are a specialty national carrier with regional focuses. We manage our business through two segments:

•	Property and Casualty (“P&C”)—Our P&C segment operates its business through two primary distribution channels: agency and affinity. Our agency channel focuses primarily on writing standard and sub-standard auto coverage through our network of over 19,000 independent agents. In our affinity channel, we partner with over a dozen affinity groups and membership organizations to deliver insurance products tailored to the needs of our affinity partners’ members or customers under our affinity partners’ brand name or label, which we refer to as selling on a “white label” basis. A primary focus of a number of our affinity relationships is providing recreational vehicle coverage, of which we believe we are one of the top writers in the U.S.

•	Accident and Health (“A&H”)—Our A&H segment was formed in 2012 to provide accident and non-major medical health insurance products targeting our existing insureds and the anticipated emerging market of uninsured or underinsured employees. Through six recent acquisitions of both carriers and general agencies, including Velapoint, LLC, our call center general agency, and National Health Insurance Company, a life and health insurance carrier established in 1979, we have assembled a multi-pronged distribution platform that includes direct-to-consumer marketing through our call center agency, selling through independent agents, wholesaling insurance products through large general agencies/program managers and, through our affinity relationships, worksite marketing through employers.

Our Products

We offer a broad range of products through multiple distribution channels. In our P&C segment, products sold consist of:

•	Standard and preferred automobile insurance. These policies provide coverage designed for drivers with a less risky driving and claims history and are renewed with greater frequency than sub-standard policies.

•	Sub-standard automobile insurance. These policies are designed for drivers who represent a higher-than-normal level of risk as a result of factors such as their driving record, limited driving experience, claims history or credit history. The premium on these policies is generally higher than those for drivers who qualify for standard or preferred coverage. We also earn policy service fees from these policies.

•	Recreational vehicle (“RV”) insurance. Our policies carry RV-specific endorsements tailored to these vehicles, including automatic personal effects coverage, optional replacement cost coverage, RV storage coverage and full-time liability coverage. We also bundle coverage for RVs and passenger cars in a single policy for which the customer is billed on a combined statement.

•	Commercial automobile insurance. These policies include coverage for liability and physical damage caused by light-to-medium duty commercial vehicles, focused on artisan contractor vehicles, with an average of two vehicles per policy.

•	Motorcycle insurance. We provide coverage for most types of motorcycles, as well as golf carts and all-terrain vehicles. Our policy coverage offers flexibility to permit the customer to select the type (e.g., liability) and limit of insurance, and to include other risks, such as add-on equipment and towing.

•

Homeowners’ insurance. Comprehensive homeowners’ insurance plans, which we sell on behalf of third-party carriers, include coverage for medical payments, personal liability and temporary living assistance in the event the insured’s home is declared uninhabitable. We have not historically retained any underwriting risk on these policies but instead received commission income from these third-party carriers. We historically offered these policies to generate fee income and to provide a service to our insureds. Pursuant to the Cut-Through Reinsurance Agreement (defined below), our subsidiary Integon National Insurance Company (“Integon National”) entered into with several Tower (as defined below) subsidiaries, Integon National has reinsured on a 100% quota share basis with a cut-through endorsement all of Tower’s new and renewal personal lines business (including homeowners insurance) and has assumed 100% of Tower’s unearned premium reserves with respect to in-force personal lines policies, in each case, net of reinsurance already in effect.

We believe there is a substantial existing and emerging market in the United States for supplemental healthcare products. Our focus in our A&H segment is offering products not covered by the Patient Protection and Affordable Care Act (“PPACA”) and concentrating on the anticipated emerging market of employed persons who are uninsured or underinsured. PPACA is the healthcare reform legislation enacted in 2010 that establishes minimum standards for health insurance policies and employer and individual mandates requiring the provision or purchase of health insurance, expands public insurance programs and eliminates certain industry practices such as the denial of coverage due to pre-existing conditions, with the goals of extending coverage to millions of uninsured Americans and lowering health care costs. In our A&H segment we provide accident and non-major medical health insurance, such as accident/AD&D, hospital indemnity, short-term medical, cancer/critical illness, stop loss, travel accident/trip cancellation and dental/vision coverages. We intend to utilize our specialty P&C products and distribution channels to increase sales of these A&H products to this target market and enhance our relationships with our existing agents, affinity partners and insureds by being a provider of multiple products. We have filed and have received approvals for a significant number of our target A&H insurance products for individuals and groups.

Our Competitive Strengths

We believe that our product mix, distribution channels and technology systems, coupled with our focus on conservative underwriting, prudent reserving and efficient claims management, provide us with the following competitive strengths:

•	Concentrate on Niche Markets. We believe that our focus on specialty markets and niche distribution channels provides us with the greatest opportunity for achieving superior long-term growth and profitability. As a specialty national carrier with regional focuses, we concentrate our resources on writing insurance in our core markets in which we are experienced and recognize profitable opportunities. We are also seeking to increase sales of our niche products such as RV insurance and commercial vehicle insurance. Our diversification into the A&H insurance business continues this niche focus by enabling us to sell supplemental healthcare insurance products that are complementary to our existing businesses and customers.

•	Focus on Profitability, Disciplined Underwriting and Expense Management. We focus on profitability in all functional areas of the Company, from initial underwriting to claims management. We take an analytical approach to underwriting risks and adhere to a conservative reserving philosophy. Our new policy administration system allows for efficient servicing of policies that enables us to reduce operational expense and achieve strong future earning potential. We developed our RAD 5.0 underwriting pricing tool in order to more accurately evaluate specific risk exposures and assist us in profitably underwriting our P&C products. We plan to continue to leverage our strengths in underwriting, reserving, expense management and claims adjudication to further improve our profitability.

•	New Policy Administration System. During 2012 we launched our new policy administration system for our P&C insurance business to replace our three legacy policy administration systems. Since inception, we have reduced our information technology operating expenses significantly and we expect that we will continue to substantially reduce our information technology, policy sales and service and related back office operating expenses in the future as we fully retire the three legacy systems. We have integrated our new policy administration system across all lines of our P&C business, substantially retired the three legacy systems and significantly incorporated our RAD 5.0 underwriting pricing tool into this system.

•	Growth Opportunities. We believe that many of our competitors are running multiple or outdated legacy systems, which can be costly to operate and difficult to replace or upgrade. We designed our new advanced policy administration system specifically for our lines of business. Our scalable technology should afford us the opportunity to acquire companies and books of business that we believe are soundly underwritten but have higher cost structures and to realize increased profits from the expected costs savings from transitioning the acquired business onto our lower cost system.

•	Extensive Agency Distribution Network. We are committed to the independent agent channel, which has proven to be a cost-effective distribution platform. We distribute our P&C insurance products through a network of over 19,000 independent agents and brokers, and unlike some of our competitors, we do not compete with our independent agents. We believe that our niche products, knowledgeable and responsive customer service staff, superior claims service, competitive commission structure and user-friendly technology platform have created a network of loyal, incentivized and productive agents. We believe that having our new A&H insurance products available to our existing agents will deepen the relationships with many of our existing P&C agents by providing complementary products and additional earning opportunities. We have also recently developed a risk sharing program for agents that will allow selected agents to participate in the underwriting risk on business produced by the agent through an ownership interest in a reinsurance program to which a portion of the business they produce is ceded. We believe this program will increase loyalty and enhance our relationships with the agents who participate in it.

•	Long-Standing Affinity Partnerships. The affinity distribution channel of our P&C insurance business has been operating since 1953 and is a leader in affinity marketing, relying on best-in-class marketing strategies and analytics to maximize the value of our longstanding affinity relationships. Since acquiring our P&C insurance business in 2010, we have worked to strengthen our affinity relationships, and recently entered into a 20-year extension of our relationship with two of our largest affinity partners. We target affinity partners with strong brands, actively managed mailing lists, high traffic web-sites and an active membership base. New affinity relationships are developed through an in-house sales force as well as through brokers, and are generally long-term in nature. Our affinity channel utilizes a specialized team that continuously refines our analytical tools and predictive modeling capabilities, which helps to influence all aspects of profitability. Our A&H business complements our affinity channel business because we believe that many of the customers of our affinity partners are purchasers of supplemental health insurance products.

•	Proven Leadership and Experienced Management. We have a highly experienced and capable management team, led by Michael Karfunkel, our chairman and chief executive officer, who is responsible for setting and directing the overall strategy for our company. Mr. Karfunkel has over 40 years of experience in insurance, banking, and real estate, and has been instrumental in founding certain of our affiliated companies, including AmTrust Financial Services, Inc. (“AmTrust”) and Maiden Holdings, Ltd. (“Maiden”). Mr. Karfunkel has a successful track record of acquiring businesses and developing high quality service and low cost expense structures. Mr. Karfunkel is a long-term investor in the companies that he has founded. Our management team is further supported by the leadership of our P&C president, Byron Storms, our chief financial officer, Michael Weiner, our executive vice president and chief marketing officer, Barry Karfunkel, our executive vice president—strategy and development, Robert Karfunkel, our chief product officer, Thomas Newgarden and our executive vice president—A&H, Michael Murphy.

Our Growth Strategies

We intend to continue our profitable growth by focusing on the following strategies:

•	Continue Growth Through Selective Acquisitions. Since forming the Company in 2009, we have completed 11 acquisitions of insurance companies, agencies or books of business and expanded into the A&H business. Our scalable technology should afford us the opportunity to acquire companies and books of business that we believe are soundly underwritten but have higher cost structures and to realize increased profits from the expected costs savings from transitioning the acquired business onto our lower cost system.

•	Increase Net Income by Reducing Our Reliance on Reinsurance. Using reinsurance, we have been able to generate a larger premium volume than otherwise would have been possible given the current level of our capital. Historically, we have ceded 50% of our P&C gross premium written and related losses (excluding premium ceded to state-run reinsurance facilities) to our quota share reinsurers. With the net proceeds from the private placements, we will retain more of our written business. Effective August 1, 2013, we terminated our cession of P&C premium to our quota share reinsurers and now retain 100% of such P&C gross premium written and related losses with respect to all new and renewal P&C policies bound after August 1, 2013. We will continue to cede 50% of P&C gross premium written and related losses with respect to policies in effect as of July 31, 2013 to the quota share reinsurers until the expiration of such policies. This retention of our P&C premium will provide us the opportunity to substantially increase our underwriting and investment income, while also increasing our exposure to losses.

•	Expand A&H Insurance Operations. Our A&H insurance products include products that are alternatives or supplemental to major medical coverage, and are either purchased by the customer directly or through groups and associations. We believe that these supplemental products generally produce attractive loss ratios. We plan to utilize our distribution platform and suite of products to achieve substantial growth in premium revenues. In addition, we believe that our new A&H insurance products will deepen our relationships with many of our existing agents by providing complementary products to our insureds and additional earning opportunities for our P&C agents. Once PPACA becomes fully implemented, we believe that the demand for these products will only increase. While PPACA will likely reduce the number of uninsured Americans, many individuals, smaller employers and families will remain exempt from PPACA’s individual and employer mandates under current regulations. In addition, we believe that, due to the high cost of providing health insurance to employees under the new regulations, it is possible that some employers will cease or reduce their health insurance offerings to their employees, which could increase the number of people who are employed yet uninsured or underinsured. We have designed cost-effective products for this population to help fill this gap. In addition, we expect an increase in the demand for self-insured stop loss policies, as self-insured plans covered by ERISA may be exempt from many of the mandates applicable to fully insured plans under PPACA.

•	Technology-Driven Product Offerings. We focus on profitable product opportunities that allow us to leverage our technology infrastructure. Consistent with this niche, technology-driven focus, we have recently entered into an arrangement with a managing general agency that has developed advanced vehicle telematics technology that monitors miles driven and other driver behavior, enabling us to offer lower cost, low mileage products with less exposure.

Our History

Michael Karfunkel, our chairman and chief executive officer, sponsored the formation of our company in 2009 (then known as American Capital Acquisition Corporation) for the purpose of acquiring the P&C insurance business from GMAC. The acquisition included ten insurance companies.

Michael Karfunkel is a successful businessman with over 40 years of experience and significant interests in the financial services industry, including insurance, banking and real estate. Together with his brother, George Karfunkel, he founded, built and managed American Stock Transfer & Trust Company, LLC, one of the largest independent stock transfer agents, which was founded in 1971 and sold in 2008. Mr. Karfunkel has been instrumental in founding certain of our affiliated companies, including AmTrust, where he serves as chairman of the board of directors, and Maiden, both of which are publicly traded companies. Mr. Karfunkel has a successful track record of acquiring and efficiently integrating businesses and developing low cost expense structures and is a long-term investor in the companies that he has founded.

At the time of our formation, AmTrust purchased 53,054 shares of our Series A Preferred Stock for approximately $53 million, which shares were converted into 12,295,430 shares of our common stock in connection with a private placement we completed in June 2013. Barry Zyskind, the president and chief executive officer of AmTrust is the son-in-law of Mr. Karfunkel. Mr. Karfunkel and Leah Karfunkel, as sole trustee of The Michael Karfunkel 2005 Grantor Retained Annuity Trust (the “Karfunkel Trust”), beneficially own 24.3% of the outstanding common stock of AmTrust. The shares of common stock held by Mr. Karfunkel, Leah Karfunkel, as sole trustee of the Karfunkel Trust, and AmTrust currently represent approximately 13.5%, 35.3% and 13.2%, respectively, of our outstanding shares of common stock.

Since acquiring our P&C insurance business from GMAC, our principal accomplishments include:

•	developing and implementing an advanced policy administration system to replace three costly legacy systems;

•	developing our new RAD 5.0 underwriting pricing tool, which allows us to more accurately evaluate specific risk exposures in order to assist us in profitably underwriting our P&C products;

•	renewing two of our largest affinity customer relationships for an additional 20 years;

•	transitioning a portion of our operations to our newly purchased regional operations center in Cleveland, Ohio, which we expect will result in additional operational efficiencies;

•	completing ten acquisitions of insurance companies, agencies or books of business and diversifying our insurance business by entering the A&H market to better serve our existing clients and enhance our relationships with our independent agents and affinity partners;

•	entering into an arrangement with a managing general agency that has developed vehicle telematics technology that monitors miles driven and other driver behavior, enabling us to offer lower cost, profitable low mileage products; and

•	successfully completing the private placements and listing of our common stock on the NASDAQ Global Market.

Our Challenges and Risks

Our company and our business are subject to numerous risks. As part of your evaluation of our business, you should consider the challenges and risks we face in implementing our business strategies, as described in the section of this prospectus entitled “Risk Factors” and in Part I, Item 1A of our Annual Report on Form 10-K for the year ended December 31, 2013 and in Part II, Item 1A of our Quarterly Report on Form 10-Q for the three months ended March 31, 2014.

•	Underwriting and pricing risk. To be profitable, we must accurately underwrite risk at the time we issue our policies and we must set our premium rates at levels that are profitable but also competitive in the market. If we fail to accurately assess the risks we insure or set premium rates too low, our premiums may not cover our losses and expenses. If our premium rates are too high, we may lose business to our competitors.

•	Loss reserves. We maintain loss reserves representing our best estimate of the amounts we will ultimately pay on incurred claims. There is inherent uncertainty in establishing appropriate loss reserves. If we fail to maintain loss reserves that are sufficient to meet our obligations, we will be forced to immediately recognize the unfavorable development and increase our reserves, each of which could significantly adversely affect our financial performance.

•	Competition. Both the private passenger automobile insurance industry and the A&H insurance industry are highly competitive. In each of these markets, we compete with both large national insurance carriers and smaller regional companies. Some of our competitors are significantly larger than we are and have more resources than we do. Smaller or more specialized insurance carriers may be better able to focus on a market or region in which we are a participant. We must therefore deliver superior service and maintain our relationships with independent agents and affinity groups to be successful. If we are unable to do so, our business will suffer.

•	Sub-standard auto insurance market. A significant percentage of our business is in the sub-standard private passenger automobile insurance market. As a result, developments which adversely affect this market and the consumers making up this market may have a disproportionate effect on our business when compared with a more diversified auto insurance carrier.

Recent Developments

On April 1, 2014, we acquired Personal Express Insurance Company (“Personal Express”), a California domiciled personal auto and home insurer from Sequoia Insurance Company, an affiliate of AmTrust. The purchase price was approximately $22 million, subject to certain adjustments. Personal Express had approximately $15 million of direct written premium in 2013.

On January 3, 2014, ACP Re, Ltd. (“ACP Re”), a Bermuda reinsurer that is a subsidiary of the Karfunkel Trust, entered into a merger agreement (the “Original Merger Agreement” and as amended as described below, the “Merger Agreement”) with Tower Group International, Ltd. (“Tower”) pursuant to which ACP Re has agreed to acquire Tower for the price of $3.00 per share (the “Merger”). The transactions contemplated by the Merger Agreement are subject to certain regulatory and shareholder approvals.

Simultaneously with the execution of the Original Merger Agreement, the Company and ACP Re entered into the Personal Lines Stock and Asset Purchase Agreement effective as of January 3, 2014 (the “PL SPA”) by which we agreed to purchase from ACP Re the renewal rights and certain other assets related to Tower’s personal lines insurance operations (“Personal Lines Assets”), including (i) certain of Tower’s U.S. domiciled insurance companies, for a purchase price equal to the tangible book value of the companies, which was expected to be approximately $125 million and (ii) the insurance managers for the two New York reciprocal insurers managed by Tower for $7.5 million. In connection with its entry into the PL SPA with the Company, ACP Re entered into that certain Commercial Lines Stock and Asset Purchase Agreement dated January 3, 2014 (the “CL SPA”) with AmTrust, by which AmTrust agreed to purchase from ACP Re the renewal rights and certain other assets related to Tower’s commercial lines insurance operations (“Commercial Lines Assets”), including certain of Tower’s U.S. domiciled insurance companies, for a purchase price equal to the tangible book value of the companies, which also was expected to be approximately $125 million.

The Merger is subject to shareholder and regulatory approval, and the acquisition of Tower’s insurance companies by the Company and AmTrust pursuant to the PL SPA and CL SPA also requires regulatory approval. Upon announcement of the Merger and the execution of the PL SPA and CL SPA, the Company, AmTrust and ACP Re entered into discussions with Tower’s U.S. and Bermuda insurance regulators regarding the overall plan for the administration of the run-off of Tower’s business following the closing of the Merger and the Company’s and AmTrust’s acquisition of the Personal Lines Assets and Commercial Lines Assets, respectively. Based on these discussions, the Company, AmTrust and ACP Re determined that the best way to structure the transaction would be for ACP Re to retain ownership of all of Tower’s U.S. insurance companies and for the Company and AmTrust, respectively, to (i) acquire the Personal Lines Assets and Commercial Lines Assets (other than ownership of Tower’s U.S. domiciled insurance companies), (ii) provide all claims administration services related to Tower’s historical personal lines claims and commercial lines claims at cost, (iii) in their discretion, place personal lines business and commercial lines business of the Tower insurance companies, for which they will act as managing general agent and fully reinsure for a net 2% ceding fee payable to the Tower insurance companies, (iv) retain the expirations on all business written by the Tower insurance companies through the Company and AmTrust, as managers, and (v) receive the agreement of the Tower insurance companies and ACP Re not to compete against the Company and AmTrust, respectively, with respect to personal lines business and commercial lines business (such revised structure, the “Revised Plan”). Pursuant to the foregoing, the Company, on April 8, 2014, amended the PL SPA and entered into a Personal Lines Master Agreement (the “Personal Lines Master Agreement”) with ACP Re which provides for the implementation of the Revised Plan. The Company will still acquire the insurance managers for the reciprocal insurers managed by Tower for $7.5 million.

In connection with the Revised Plan, we and AmTrust expect to provide ACP Re with financing in an aggregate principal amount of up to $125 million each, with a term of no shorter than seven years at a market rate of interest, on an unsubordinated basis and subject to terms to be negotiated (the “ACP Re Financing”). In addition, we (through one of our wholly owned subsidiaries) and AmTrust will issue a $250 million aggregate stop loss reinsurance agreement to Tower by which each, as reinsurers, will provide, severally, $125 million of stop loss coverage (the “Stop Loss Agreement”). The stop loss coverage will attach in the event that paid losses and paid loss adjustment expenses by the Tower insurance companies exceed Tower’s reserves as of the closing of the Merger. Through this stop-loss coverage, our subsidiary will have direct exposure, and we will have indirect exposure, to both Tower’s historical commercial and personal lines business and reserves. ACP Re will enter into a retrocession agreement with us and AmTrust to reimburse us and AmTrust for any payments that we or AmTrust make to Tower under the Stop Loss Agreement. On May 8, 2014, Tower and ACP Re entered into Amendment No. 1 to the Agreement and Plan of Merger (the “Amendment,” and together with the Original Merger Agreement, the “Merger Agreement”). The Amendment, among other things, reduces the per share consideration to be received by holders of Tower’s common shares in the Merger from $3.00 per share to $2.50 per share, and extends to November 15, 2014 both the date by which Tower must hold its shareholders meeting to vote on the Merger and the deadline for completing the Merger before either party can terminate the Merger Agreement.

The transaction as it relates to the Company and the Personal Lines Assets described herein (the “Tower Transaction”) remains subject to regulatory approval and the consummation of the Merger. There is no assurance that modifications to the terms of the Tower Transaction described above will not need to be made in order to obtain regulatory approval. In addition, the Merger Agreement contains customary provisions allowing for termination prior to shareholder approval under limited circumstances described in the Merger Agreement when Tower has received a superior proposal from another party.

In addition, Integon National Insurance Company, our wholly owned subsidiary, has entered into a reinsurance agreement (the “Cut-Through Reinsurance Agreement”) with several Tower subsidiaries. Under the Cut-Through Reinsurance Agreement, Integon has reinsured on a 100% quota share basis with a cut-through endorsement all of Tower’s new and renewal personal lines business and has assumed 100% of Tower’s unearned premium reserves with respect to in-force personal lines policies, in each case, net of reinsurance already in effect. The cut-through endorsement allows insureds to pursue claims directly against Integon if the ceding company becomes insolvent. The agreement is effective solely with respect to losses occurring on or after January 1, 2014 and has a duration of one year unless earlier terminated. Integon will pay a 20% ceding commission with respect to unearned premium assumed and a 22% ceding commission with respect to new and renewal business after January 1, 2014 and up to a 4% claims handling expense reimbursement to Tower on all Tower premium subject to the Cut-Through Reinsurance Agreement. The Amendment does not modify any changes to the Cut-Through Reinsurance Agreement.

On May 23, 2014, we completed the sale of $250 million aggregate principal amount of 6.75% senior notes due 2024 (the “senior notes”) to institutional investors pursuant to a private placement in a transaction exempt from registration under the Securities Act (the “Senior Notes Offering”). The senior notes are senior, unsecured obligations of ours and bear interest at a rate of 6.75% per annum. The senior notes will mature on May 15, 2024.

After deducting fees and transaction expenses, our net proceeds from the offering totaled approximately $245 million. We used a portion of the net proceeds from the issuance of the senior notes to repay the outstanding amounts under our credit facility and a promissory note to ACP Re; we expect to use the remaining net proceeds for the ACP Re Financing and for our general corporate purposes, including future acquisitions and to support our current and future policy writings.

On May 30, 2014, we entered into a $135 million credit agreement (the “Credit Agreement”) with JPMorgan Chase Bank, N.A., as Administrative Agent, KeyBank National Association as Syndication Agent, and Associated Bank, National Association and First Niagara Bank, N.A., as Co-Documentation Agents. The credit facility is a revolving credit facility with a letter of credit sublimit of $10 million and an expansion feature not to exceed $50 million. The Credit Agreement has a maturity date of May 30, 2018. Proceeds of borrowings under the Credit Agreement may be used for working capital, acquisitions and general corporate purposes.

Company Information

Our principal executive offices are located at 59 Maiden Lane, 38th Floor, New York, New York 10038, and our telephone number at that location is 212-380-9500.

Our website address is http://www.nationalgeneral.com. Our Internet website and the information contained therein or connected thereto are not intended to be incorporated by reference into this prospectus.

This prospectus refers to brand names, trademarks, service marks and trade names of us and other companies and organizations, and these brand names, trademarks, service marks and trade names are the property of their respective holders.

THE OFFERING

The following is a brief summary of certain terms of this offering. For a more complete description of the terms of the Series A Preferred Stock, see “Description of the Series A Preferred Stock” in this prospectus.

Issuer	National General Holdings Corp. (“NGHC”)

Securities offered	2,200,000 shares (or 2,530,000 shares if the underwriters exercise their over-allotment option in full) of 7.50% Non-Cumulative Preferred Stock, Series A (or “Series A Preferred Stock”), $0.01 par value per share, with a liquidation preference of $25 per share, of NGHC. We may from time to time elect to issue additional shares of Series A Preferred Stock, and all the additional shares would be deemed to form a single series with the Series A Preferred Stock.

Dividends

Dividends on the Series A Preferred Stock, when, as and if declared by the Board of Directors of NGHC or a duly authorized committee of the Board, will accrue and be payable on the liquidation preference amount from, and including, the original issue date, on a noncumulative basis, quarterly in arrears on each dividend payment date, at an annual rate of 7.50%. Dividends will be computed on the basis of a 360-day year consisting of twelve 30-day months. Dividends on the Series A Preferred Stock are not cumulative. Accordingly, in the event dividends are not declared on the Series A Preferred Stock for payment on any dividend payment date, then such dividends will not accumulate and will not be payable. If our Board of Directors or a duly authorized committee of the Board has not declared a dividend before the dividend payment date for any dividend period, we will have no obligation to pay dividends for such dividend period after the dividend payment date for that dividend period, whether or not dividends on the Series A Preferred Stock are declared for any future dividend period.

During any dividend period, so long as any Series A Preferred Stock remains outstanding, unless the full dividends for the latest completed dividend period on all outstanding shares of Series A Preferred Stock have been declared and paid:

•	no dividend shall be paid or declared on our common stock or other junior stock, other than a dividend payable solely in junior stock;

•	no common stock or other junior stock shall be purchased, redeemed or otherwise acquired for consideration by us, directly or indirectly (other than (1) as a result of a reclassification of junior stock for or into other junior stock, or the exchange or conversion of one share of junior stock for or into another share of junior stock, (2) through the use of the proceeds of a substantially contemporaneous sale of junior stock or (3) in connection with grants or settlements of grants pursuant to any equity compensation plan adopted by us) nor shall any monies be paid to or made available for a sinking fund for the redemption of such stock; and

•	no shares of Series A Preferred Stock or parity stock shall be repurchased, redeemed or otherwise acquired for consideration by us other than pursuant to pro rata offers to purchase all, or a pro rata portion, of the Series A Preferred Stock and such parity stock except by conversion into or exchange for junior stock.

For any dividend period in which dividends are not paid in full upon the Series A Preferred Stock and any parity stock, all dividends declared for such dividend period with respect to the Series A Preferred Stock and such parity stock shall be declared on a pro rata basis. See “Description of the Series A Preferred Stock—Dividends” in this prospectus.

Dividend Payment Dates	The 15th day of January, April, July and October of each year, commencing on October 15, 2014. If any date on which dividends would otherwise be payable is not a business day, then the dividend payment date will be the next succeeding business day with the same force and effect as if made on the original dividend payment date.

Dividend Periods	A dividend period is the period from and including a dividend payment date to but excluding the next dividend payment date, except that the initial dividend period will commence on and include the original issue date of the Series A Preferred Stock and will end on and exclude the October 15, 2014 dividend payment date. Assuming an initial issue date of June 25, 2014, the dividend for the initial dividend period will be $0.57292 per share of Series A Preferred Stock.

Redemption	On and after July 15, 2019, the Series A Preferred Stock will be redeemable at our option, in whole or in part, at a redemption price equal to $25 per share plus declared and unpaid dividends on the shares of Series A Preferred Stock called for redemption for prior dividend periods, if any, plus accrued but unpaid dividends (whether or not declared) thereon for the then-current dividend period, to, but excluding, the date of redemption, without accumulation of any other undeclared dividends.

Our ability to redeem the Series A Preferred Stock as described above may be limited by the terms of our agreements governing our existing and future indebtedness and by the provisions of other existing and future agreements. The Series A Preferred Stock will not be subject to any sinking fund or other obligation of ours to redeem, purchase or retire the Series A Preferred Stock. See “Description of the Series A Preferred Stock—Redemption” in this prospectus.

Ranking	The Series A Preferred Stock:

•	will rank senior to our common stock and any other junior stock with respect to the payment of dividends and distributions upon our liquidation, dissolution or winding-up. Junior stock includes our common stock and any other class or series of our capital stock that ranks junior to the Series A Preferred Stock either as to the payment of dividends or as to the distribution of assets upon our liquidation, dissolution or winding-up;

•	will rank at least equally with each other class or series of our capital stock ranking on parity with the Series A Preferred Stock as to dividends and distributions upon our liquidation or dissolution or winding-up, which we refer to as parity stock; and

•	will rank junior to each other class or series of our capital stock that by its terms ranks senior to the Series A Preferred Stock as to dividends and distributions upon our liquidation or dissolution or winding-up.

As of the date of this prospectus, we do not have any outstanding shares or series of our capital stock that ranks equally with or senior to the Series A Preferred Stock with respect to the payment of dividends and distribution of assets upon our liquidation, dissolution or winding up.

Liquidation Rights	Upon any voluntary or involuntary liquidation, dissolution or winding-up of NGHC, holders of shares of the Series A Preferred Stock and any parity stock are entitled to receive out of our assets available for distribution to stockholders, before any distribution is made to holders of common stock or other junior stock, a liquidating distribution in the amount of the liquidation preference of $25 per share of Series A Preferred Stock plus any declared and unpaid dividends, without accumulation of any undeclared dividends. Distributions will be made pro rata as to the Series A Preferred Stock and any parity stock and only to the extent of our assets, if any, that are available after satisfaction of all liabilities to creditors. See “Description of the Series A Preferred Stock—Liquidation Rights” in this prospectus.

Voting Rights	The holders of the Series A Preferred Stock will not have any voting rights, except under limited circumstances, including with respect to certain fundamental changes in the terms of the Series A Preferred Stock, in the case of certain dividend arrearages and except as specifically required by Delaware law. See “Description of the Series A Preferred Stock—Voting Rights” in this prospectus.

Maturity	The Series A Preferred Stock does not have any maturity date, and we are not required to redeem the Series A Preferred Stock. Holders of the Series A Preferred Stock will have no right to have the Series A Preferred Stock redeemed. Accordingly, the shares of Series A Preferred Stock will remain outstanding indefinitely, unless and until we decide to redeem them.

Preemptive Rights	Holders of the Series A Preferred Stock will have no preemptive rights.

Listing	We have applied to list the Series A Preferred Stock on the NASDAQ Global Market under the symbol “NGHCP.” If the application is approved, we expect trading to commence within 30 days following the initial issuance of the Series A Preferred Stock.

Tax Consequences	For discussion of the tax consequences relating to the Series A Preferred Stock, see “Certain U.S. Federal Income Tax Considerations” in this prospectus.

Use of Proceeds	We estimate that the net proceeds to us from the sale of the Series A Preferred Stock issued in this offering will be approximately $53.0 million (or $61.0 million if the underwriters exercise their over-allotment option in full) after deducting the underwriting discount and our estimated offering expenses. We intend to use the net proceeds from this offering for general corporate purposes, including future acquisitions and to support our current and future policy writings. See “Use of Proceeds” in this prospectus.

Transfer Agent	American Stock Transfer & Trust Company.

Risk Factors	See “Risk Factors” in this prospectus and in our Annual Report on Form 10-K for the year ended December 31, 2013 and our Quarterly Report on Form 10-Q for the three months ended March 31, 2014, each of which is incorporated by reference herein, for the risks you should consider carefully before deciding to invest in the Series A Preferred Stock.

SUMMARY FINANCIAL DATA

The following tables set forth our historical consolidated summary financial data for the periods ended and as of the dates indicated. The summary income statement data for the years ended December 31, 2013, 2012 and 2011 and the balance sheet data as of December 31, 2013 and 2012 are derived from our audited consolidated financial statements. The summary income statement data for the period from March 1, 2010 (inception) to December 31, 2010 are derived from our audited consolidated financial statements. Our consolidated balance sheet data as of March 31, 2014 and our consolidated statements of operations data for the three months ended March 31, 2014 and 2013 are derived from our unaudited condensed consolidated financial statements. In the opinion of our management, our unaudited condensed consolidated financial statements include all adjustments, consisting only of normal recurring adjustments, considered necessary for a fair presentation of the financial information. Operating results for the three months ended March 31, 2014 are not necessarily indicative of the results that may be expected for the year ending December 31, 2014. You should read the following summary consolidated financial information together with the other information contained or incorporated by reference in this prospectus, including the section captioned “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes which appear in our Annual Report on Form 10-K for the year ended December 31, 2013 and our Quarterly Report on Form 10-Q for the three months ended March 31, 2014, each of which is incorporated by reference herein. For more details on how you can obtain our SEC reports and other information, you should read the section entitled “Additional Information; Incorporation by Reference.”

						Period from March 1, 2010 (Inception) to December 31, 2010

	Three Months Ended March 31,		Year Ended December 31,
	2014	2013	2013	2012	2011
	(Amounts in Thousands, Except Percentages and per Share Data)
Selected Income Statement Data(1)
Gross premium written	$646,142	$357,613	$1,338,755	$1,351,925	$1,178,891	$911,991
Ceded premiums(2)	$(78,657)	$(185,097)	(659,439)	(719,431)	(640,655)	(463,422)

Net premium written	$567,485	$172,516	$679,316	$632,494	$538,236	$448,570
Change in unearned premium	(209,633)	(20,360)	8,750	(58,242)	(40,026)	112,347

Net earned premium	$357,852	$152,156	$688,066	$574,252	$498,210	$560,917
Ceding commission (primarily related parties)	5,370	25,257	87,100	89,360	77,475	49,656
Service and fee income	36,706	27,262	127,541	93,739	66,116	53,539
Net investment income	9,214	6,473	30,808	30,550	28,355	25,391
Net realized gain on investments	—	1,698	1,200	16,612	4,775	3,293
Other than temporary impairment loss	—	—	(2,869)	—	—	—
Bargain purchase gain and other revenues	$7	$16	16	3,728	—	33,238

Total revenues	$409,149	$212,862	$931,862	$808,241	$674,931	$726,034
Loss and LAE	225,347	103,202	462,124	402,686	340,152	370,313
Acquisition costs and other underwriting costs(3)	74,373	30,210	134,887	110,771	75,191	36,755
General and administrative(4)	76,199	66,809	280,552	246,644	208,939	176,428
Interest expense	593	343	2,042	1,787	1,994	1,795

Total expenses	$376,512	$200,564	$879,605	$761,888	$626,276	$585,291

Income before provision for income taxes and equity in earnings (losses) of unconsolidated subsidiaries	$32,637	$12,298	$52,257	$46,353	$48,655	$140,743
Provision for income taxes	7,336	3,771	11,140	12,309	28,301	42,416

Income before equity in earnings (loss) of unconsolidated subsidiaries and non-controlling interest	$25,301	$8,527	$41,117	$34,044	$20,354	$98,327
Equity in earnings (loss) of unconsolidated subsidiaries	1,123	(811)	1,274	(1,338)	23,760	3,876

Net income	$26,424	$7,716	$42,391	$32,706	$44,114	$102,203
Non-controlling interest	(32)	(44)	(82)	—	(14)	—

Net income attributable to National General Holdings Corp.	$26,392	$7,672	$42,309	$32,706	$44,100	$102,203
Less: cumulative dividends on preferred shares	$—	$(1,262)	$(2,158)	$(4,674)	$(4,328)	$(3,537)

Net income attributable to National General Holdings Corp. common stockholders	$26,392	$6,410	$40,151	$28,032	$39,772	$98,666

Basic earnings per share(5)	$0.31	$0.14	$0.62	$0.62	$0.87	$2.17
Dividends declared per common share	$0.01	$—	$0.01	$—	$—	$0.16
Weighted average shares outstanding—basic	85,774	45,555	65,018	45,555	45,555	45,555
Diluted earnings per share	$0.30	$0.13	$0.59	$0.56	$0.75	$1.77
Weighted average shares outstanding—diluted	86,885	58,779	71,802	58,287	58,469	57,850
Insurance Ratios
Net loss ratio(6)	63.0%	67.8%	67.2%	70.1%	68.3%	66.0%
Net operating expense ratio (non-GAAP)(7)(8)	30.3%	29.2%	29.2%	30.4%	28.2%	19.6%

Net combined ratio (non-GAAP)(7)(9)	93.3%	97.0%	96.4%	100.5%	96.5%	85.6%

	As of March 31, 2014	As of December 31,
		2013	2012	2011	2010
		(Amounts in Thousands)
Selected Balance Sheet Data
Cash and cash equivalents	$108,352	$73,823	$39,937	$11,695	$8,275
Investments	$1,321,454	$1,042,884	$951,928	$949,733	$874,910
Reinsurance recoverable	$927,475	$950,828	$991,447	$920,719	$695,023
Premiums and other receivable, net	$684,064	$449,252	$450,140	$387,558	$328,017
Goodwill and intangibles assets	$165,748	$156,915	$112,935	$77,433	$79,481
Total assets	$3,422,074	$2,837,515	$2,713,323	$2,524,891	$2,178,229
Reserves for loss and LAE	$1,315,479	$1,259,241	$1,286,533	$1,218,412	$1,081,630
Unearned premiums	$692,557	$476,232	$488,598	$449,598	$436,375
Deferred income tax liability	$36,970	$24,476	$34,393	$17,262	$6,742
Notes payable	$79,874	$81,142	$70,114	$85,550	$90,000
Common stock and additional paid in capital	$616,860	$437,803	$158,470	$159,940	$212,214
Preferred Stock	$—	$—	$53,054	$53,054	$53,054
Total equity	$855,590	$642,867	$413,042	$361,596	$310,090

(1)	Results for a number of periods were affected by our various acquisitions from 2010 to 2013.
(2)	Premiums ceded to related parties were $30,277 and $144,100 for the three months ended March 31, 2014 and 2013, respectively, and $501,007, $561,317, $491,689 and $246,909 for the years ended December 31, 2013, 2012, 2011 and the period from March 1, 2010 (inception) to December 31, 2010, respectively.
(3)	Acquisition and other underwriting costs include policy acquisition expenses, commissions paid directly to producers, premium taxes and assessments, salary and benefits and other insurance general and administrative expense which represents other costs that are directly attributable to insurance activities.
(4)	General and administrative expense is composed of all other operating expenses, including various departmental salaries and benefits expenses for employees that are directly involved in the maintenance of policies, information systems, and accounting for insurance transactions, and other insurance expenses such as federal excise tax, postage, telephones and internet access charges, as well as legal and auditing fees and board and bureau charges. In addition, general and administrative expense includes those charges that are related to the amortization of tangible and intangible assets and non-insurance activities in which we engage.
(5)	No effect is given to the dilutive effect of outstanding stock options during the relevant period.
(6)	Net loss ratio is calculated by dividing the loss and loss adjustment expense (“LAE”) by net earned premiums.
(7)	Net operating expense ratio and net combined ratio are considered non-GAAP financial measures under applicable SEC rules because a component of those ratios, net operating expense, is calculated by offsetting acquisition and other underwriting costs and general and administrative expense by ceding commission income and service and fee income. Management uses net operating expense ratio (non-GAAP) and net combined ratio (non-GAAP) to evaluate financial performance against historical results and establish targets on a consolidated basis. Other companies may calculate these measures differently, and, therefore, their measures may not be comparable to those used by the Company’s management. For a reconciliation showing the total amounts by which acquisition and other underwriting costs and general and administrative expense were offset by ceding commission income and service and fee income, see “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Results of Operations—Consolidated Results of Operations,” which appears in Part II, Item 7 of our Annual Report on Form 10-K for the year ended December 31, 2013 and Part I, Item 2 of our Quarterly Report on Form 10-Q for the quarter ended March 31, 2014, which are incorporated by reference herein.
(8)	Net operating expense ratio (non-GAAP) is calculated by dividing the net operating expense by net earned premium. Net operating expense consists of the sum of acquisition and other underwriting costs and general and administrative expense less ceding commission income and service and fee income.
(9)	Net combined ratio (non-GAAP) is calculated by adding net loss ratio and net operating expense ratio (non-GAAP) together.

RISK FACTORS

An investment in the Series A Preferred Stock involves a high degree of risk. Before making an investment decision, you should carefully consider each of the following risk factors and all of the other information set forth or incorporated by reference in this prospectus, including the factors listed under “Risk Factors” in Part I, Item 1A of our Annual Report on Form 10-K for the year ended December 31, 2013 and in Part II, Item 1A of our Quarterly Report on Form 10-Q for the three months ended March 31, 2014, which are incorporated by reference herein. If any one or more of these risks actually occur, our business, financial condition and results of operations could be materially and adversely affected. If this were to happen, the trading price of the Series A Preferred Stock could decline significantly, and you may lose all or a part of your investment. These risk factors are not the only ones that may affect us. Additional risks and uncertainties that we do not currently know about or that we currently deem immaterial may also adversely affect our business, financial condition and results of operations. See “Special Note Regarding Forward-Looking Statements.”

Our holding company structure and certain regulatory and other constraints, including adverse business performance, could affect our ability to satisfy our obligations and to pay dividends on the Series A Preferred Stock.

We are a holding company and conduct our business operations through our various subsidiaries. Our principal sources of funds are dividends and other payments from our insurance subsidiaries, income from our investment portfolio and funds that may be raised from time to time in the capital markets. We will be largely dependent on amounts from our insurance subsidiaries to pay principal and interest on any indebtedness that we may incur, to pay holding company operating expenses, to make capital investments in our other subsidiaries and to pay dividends on our capital stock, including the Series A Preferred Stock. In addition, the terms of our senior notes contain covenants that limit our ability to pay cash dividends to our stockholders under certain circumstances. See “—The covenants applicable to our senior notes limit our financial and operational flexibility, which could have an adverse effect on our financial condition.”

Our insurance subsidiaries are subject to statutory and regulatory restrictions imposed on insurance companies by their states of domicile, which limit the amount of cash dividends or distributions that they may pay to us unless special permission is received from the insurance regulator of the relevant domiciliary state. In general, the maximum amount of dividends that the insurance subsidiaries may pay in any 12-month period without regulatory approval is the greater of adjusted statutory net income or 10% of statutory policyholders’ surplus as of the preceding calendar year end. Adjusted statutory net income is generally defined for this purpose to be statutory net income, net of realized capital gains, for the calendar year preceding the date of the dividend. In addition, other states may limit or restrict our insurance subsidiaries’ ability to pay stockholder dividends generally or as a condition to issuance of a certificate of authority. The aggregate amount of ordinary dividends that could be paid by our insurance subsidiaries without prior approval by the various domiciliary states of our insurance subsidiaries was approximately $57.1 million as of March 31, 2014, taking into account dividends paid in the prior twelve month period.

The covenants applicable to our senior notes limit our financial and operational flexibility, which could have an adverse effect on our financial condition.

The terms of our senior notes contain covenants that limit our ability, among other things, to borrow money, sell stock in our significant subsidiaries, merge or consolidate and pledge assets. These covenants could restrict our ability to achieve our business objectives, and therefore, could have an adverse effect on our financial condition and business. If we fail to comply with these covenants, the holders of our senior notes could declare an event of default and accelerate the payment of the principal amount of the senior notes which could have a material adverse effect on our liquidity and financial condition.

The Series A Preferred Stock are perpetual equity interests and are subordinate to our and our subsidiaries’ existing and future indebtedness and other liabilities.

The Series A Preferred Stock are perpetual equity interests and do not constitute indebtedness. As such, the Series A Preferred Stock will rank junior to all of our and our subsidiaries’ indebtedness and other liabilities (and any capital stock ranking senior to the Series A Preferred Stock we may issue in the future) with respect to assets available to satisfy our claims, including in our liquidation, dissolution or winding up. As of March 31, 2014, our total consolidated debt was approximately $79.9 million and our total consolidated liabilities were approximately $2.6 billion. On a pro forma basis giving effect to the Senior Notes Offering, our total consolidated debt as of March 31, 2014 was approximately $250.6 million and our total consolidated liabilities were approximately $2.8 billion. We may incur additional debt and liabilities in the future.

Unlike indebtedness, where principal and interest would customarily be payable on specified due dates, in the case of preferred stock such as the Series A Preferred Stock, dividends are payable only if declared by our Board of Directors (or a duly authorized committee of the Board), and we are not obligated to redeem the Series A Preferred Stock or otherwise make any payments on the liquidation preference of the Series A Preferred Stock. As a result, holders of the Series A Preferred Stock may be required to bear the financial risks of an investment in the Series A Preferred Stock for an indefinite period of time.

We cannot assure you that quarterly dividends on, or any other payments in respect of, the Series A Preferred Shares will be made timely or at all.

We cannot assure you that we will be able to pay quarterly dividends on the Series A Preferred Stock or to redeem the Series A Preferred Stock, if we wanted to do so. Quarterly dividends on the Series A Preferred Stock are non-cumulative and will be paid only from our funds legally available for such purpose when, as and if declared by our Board of Directors (or duly authorized committee of the Board). You should be aware that certain factors may influence our decision, or adversely affect our ability, to pay dividends on, or make other payments in respect of, the Series A Preferred Stock, including, among other things:

•	the amount of our available cash or other liquid assets, including the impact of any liquidity shortfalls caused by the restrictions on the ability of our subsidiaries to generate and transfer cash to us (see “—Our holding company structure and certain regulatory and other constraints, including adverse business performance, could affect our ability to satisfy our obligations and to pay dividends on the Series A Preferred Stock”);

•	any of the events described or incorporated by reference in this prospectus that impact our future financial position or performance;

•	our ability to service and refinance our current and future indebtedness;

•	changes in our cash requirements to fund capital expenditures, acquisitions or other operational or strategic initiatives;

•	our ability to borrow or raise additional capital to satisfy our capital needs;

•	restrictions imposed by our existing, or any future, credit facilities, debt securities or other obligations, including restricted payment covenants and financial maintenance covenants that could limit our ability to make payments to holders of the Series A Preferred Stock;

•	limitations on cash payments to shareholders under Delaware law, including limitations that require dividend payments be made out of surplus or, subject to certain limitations, out of net profits for the then-current or preceding year in the event there is no surplus.

Based on its evaluation of these and other relevant factors, our Board of Directors may, in its sole discretion, decide not to declare a dividend on the Series A Preferred Stock for any quarterly period for any reason, regardless of whether we have funds legally available for such purpose.

If our Board of Directors (or a duly authorized committee of the Board) does not authorize and declare a dividend for any dividend period with respect to the Series A Preferred Stock, holders of the Series A Preferred Stock would not be entitled to receive any such dividend, and such unpaid dividend will not accumulate and will never be payable. We will have no obligation to pay dividends for a dividend period on or after the dividend payment date for such period if our Board of Directors (or a duly authorized committee of the Board) has not declared such dividend before the related dividend payment date. If dividends on the Series A Preferred Stock are authorized and declared with respect to any subsequent dividend period, we will be free to pay dividends on any other series of Preferred Stock and/or our common shares.

You may be unable to sell your Series A Preferred Stock if an active trading market does not develop.

The Series A Preferred Stock is a new issue of securities with no established trading market. We intend to apply to have the Series A Preferred Stock approved for listing on the NASDAQ Global Market; however we cannot assure you that the Series A Preferred Stock will be approved for listing. Even if the Series A Preferred Stock is approved for listing, there may be little or no secondary market for the Series A Preferred Stock. Further, even if a secondary market for the Series A Preferred Stock develops, it may not provide significant liquidity, and transaction costs in any secondary market could be high. As a result, the difference between bid and ask prices in any secondary market could be substantial.

Our revenues and results of operations may fluctuate significantly as a result of factors beyond our control, which may cause volatility in the market price for the Series A Preferred Stock.

Our performance, as well as the risks discussed herein or incorporated by reference, government or regulatory action, tax laws, interest rates and general market conditions could have a significant impact on the future market price of the Series A Preferred Stock. The market price for shares of the Series A Preferred Stock may be subject to low volume and may be highly volatile and you may not be able to resell your shares of Series A Preferred Stock at or above the price you paid to purchase the shares or at all. Some of the factors that could negatively affect the market price of the Series A Preferred Stock or result in fluctuations in the price of the Series A Preferred Stock include:

•	our operating results in any future quarter not meeting or being anticipated not to meet the expectations of market analysts or investors;

•	reductions in our earnings estimates by us or market analysts;

•	publication of negative research or other unfavorable publicity or speculation in the press or investment community about our company, related companies or the insurance industry in general;

•	rising level of claims costs, changes in the frequency or severity of claims or new types of claims and new or changing judicial interpretations relating to the scope of insurance company liability;

•	the financial stability of our third-party reinsurers, changes in the level of reinsurance capacity, termination of reinsurance arrangements and changes in our capital capacity;

•	whether dividends have been declared and are likely to be declared on the Series A Preferred Stock from time to time;

•	increases in interest rates causing investors to demand a higher yield or return on investment than an investment in the Series A Preferred Stock may be projected to provide;

•	changes in market valuations of other insurance companies;

•	adverse market reaction to any increased indebtedness we incur in the future;

•	fluctuations in interest rates or inflationary pressures and other changes in the investment environment that affect returns on invested assets;

•	additions or departures of key personnel;

•	reaction to the sale or purchase of company stock by our principal stockholders or our executive officers;

•	changes in the economic or regulatory environment in the markets in which we operate;

•	changes in tax law;

•	the market for similar securities;

•	economic, financial, geopolitical, regulatory or judicial events that affect us and/or the insurance or financial markets generally; and

•	general market, economic and political conditions.

If you purchase shares of the Series A Preferred Stock, the Series A Preferred Stock may subsequently trade at a discount to the price that you paid for them.

The voting rights of holders of the Series A Preferred Stock are limited.

Holders of the Series A Preferred Stock have no voting rights with respect to matters that generally require the approval of voting shareholders. The limited voting rights of holders of the Series A Preferred Stock include the right to vote as a class on certain matters that affect the preferences or rights of the Series A Preferred Stock, as described under “Description of the Series A Preferred Stock—Voting Rights” in this prospectus. In addition, if dividends on the Series A Preferred Stock have not been declared or paid for the equivalent of six dividend payments, whether or not for consecutive dividend periods, holders of the outstanding the Series A Preferred Stock, voting together as a single class with holders of any and all other series of voting Preferred Stock then outstanding and upon which like voting rights have been conferred, will be entitled to vote for the election of two additional directors to our Board of Directors subject to the terms and to the limited extent described under “Description of the Series A Preferred Stock—Voting Rights” in this prospectus.

There are no voting rights for the holders of the Series A Preferred Stock with respect to our issuance of securities that rank equally with the Series A Preferred Stock.

We do not currently have outstanding any shares of our capital stock that rank equally with or senior to the Series A Preferred Stock. However, we may issue additional securities that rank equally with the Series A Preferred Stock without the vote of the holders of Series A Preferred Stock. See “Description of the Series A Preferred Stock—Voting Rights” in this prospectus. The issuance of securities ranking equally with the Series A Preferred Stock may reduce the amount available for dividends and the amount recoverable by holders of the Series A Preferred Stock in the event of our liquidation, dissolution or winding-up.

We are able to redeem the Series A Preferred Stock beginning July 15, 2019 but are under no obligation to do so. If the Series A Preferred Stock is redeemed, you may not be able to reinvest the redemption proceeds in a comparable security at a similar return on investment.

On and after July 15, 2019, we may redeem the Series A Preferred Stock. See “Description of the Series A Preferred Stock—Redemption” in this prospectus. We have no obligation to redeem or repurchase the Series A Preferred Stock under any circumstances. If the Series A Preferred Stock is redeemed at a time when prevailing interest rates or preferred stock dividend rates are lower than the dividend rate applicable to the Series A Preferred Stock, you may not be able to reinvest the redemption proceeds in an investment with a comparable a rate of return.

The Series A Preferred Stock may be rated below investment grade.

We have not sought to obtain a rating for the Series A Preferred Stock. However, we currently expect that the rating of the Series A Preferred Stock, if obtained, would be below investment grade, which could adversely impact the market price of the Series A Preferred Stock. Below investment-grade securities are subject to a higher risk of price volatility than similar, higher-rated securities. Furthermore, increases in leverage or deteriorating outlooks for an issuer, or volatile markets, could lead to continued significant deterioration in market prices of below-investment grade rated securities.

Ratings only reflect the views of the issuing rating agency or agencies and such ratings could at any time be revised downward or withdrawn entirely at the discretion of the issuing rating agency. Further, a rating is not a recommendation to purchase, sell or hold any particular security, including the Series A Preferred Stock. In addition, ratings do not reflect market prices or suitability of a security for a particular investor and any rating of the Series A Preferred Stock may not reflect all risks related to us and our business, or the structure or market value of the Series A Preferred Stock.

A classification of the Series A Preferred Stock by the National Association of Insurance Commissioners (the “NAIC”) may impact U.S. insurance companies that purchase Series A Preferred Stock.

The NAIC may from time to time, in its discretion, classify securities in insurers’ portfolios as either debt, preferred equity or common equity instruments. The NAIC’s written guidelines for classifying securities as debt, preferred equity or common equity include subjective factors that require the relevant NAIC examiner to exercise substantial judgment in making a classification. There is therefore a risk that the Series A Preferred Stock may be classified by NAIC as common equity instead of preferred equity. The NAIC classification determines the amount of risk based capital (“RBC”) charges incurred by insurance companies in connection with an investment in a security. Securities classified as common equity by the NAIC carry RBC charges that can be significantly higher than the RBC requirement for debt or preferred equity. Therefore, any classification of the Series A Preferred Stock as common equity may adversely affect U.S. insurance companies that hold Series A Preferred Stock. In addition, a determination by the NAIC to classify the Series A Preferred Stock as common equity may adversely impact the trading of the Series A Preferred Stock in the secondary market.

Our principal stockholders have the ability to control our business, which may be disadvantageous to other stockholders.

Michael Karfunkel, Leah Karfunkel, the wife of Michael Karfunkel and the sole trustee of the Karfunkel Trust, and AmTrust, collectively, beneficially own or control approximately 62.0% of our outstanding shares of common stock. As a result, these holders have the ability to control all matters requiring approval by our stockholders, including the election and removal of directors, amendments to our certificate of incorporation (other than changes to the rights of the common stock) and bylaws, any proposed merger, consolidation or sale of all or substantially all of our assets and other corporate transactions. These individuals may have interests that are different from those of other stockholders.

In addition, we are a “controlled company” pursuant to NASDAQ Listing Rule 5615(c) because Michael Karfunkel, Leah Karfunkel, as sole trustee of the Karfunkel Trust, and AmTrust collectively own approximately 62.0% of our voting power. Our common stock is listed on the NASDAQ Global Market. As a controlled company, we are exempt from the NASDAQ listing requirements with respect to having a majority of the members of the board of directors be independent; having our Compensation Committee and Nominating and Corporate Governance Committee be composed solely of independent directors; the compensation of our executive officers determined by a majority of our independent directors or a Compensation Committee composed solely of independent directors; and director nominees being selected or recommended for selection, either by a majority of our independent directors or by a nominating committee composed solely of independent directors. We rely upon these exemptions; however, this may make our company less attractive as an investment in comparison with other companies that are not eligible or do not avail themselves of these exemptions from corporate governance requirements.

In addition, Michael Karfunkel, through entities that he controls, has entered into transactions with us and may from time to time in the future enter into other transactions with us. As a result, he may have interests that are different from, or are in addition to, his interest as a stockholder in our company. Such transactions may adversely affect our results or operations or financial condition. See “Risk Factors—Our relationship with AmTrust and its subsidiaries may present, and make us vulnerable to, difficult conflicts of interest, related party transactions, business opportunity issues and legal challenges” and “—Our relationship with Maiden and its subsidiaries may present, and make us vulnerable to, difficult conflicts of interest, related party transactions, business opportunity issues and legal challenges” under Part I. Item 1A of our Annual Report on Form 10-K for the year ended December 31, 2013 and “Risk Factors—Our relationship with ACP Re presents a potential conflict of interest and exposes us to significant credit risk of ACP Re” included in Part II. Item 1A of our Quarterly Report on Form 10-Q for the quarter ended March 31, 2014.

Our officers, directors and principal stockholders could delay or prevent an acquisition or merger of our company even if the transaction would benefit other stockholders. Moreover, this concentration of share ownership makes it impossible for other stockholders to replace directors and management without the consent of Michael Karfunkel, Leah Karfunkel and AmTrust. In addition, this significant concentration of share ownership may adversely affect the price at which prospective buyers are willing to pay for our common stock because investors often perceive disadvantages in owning stock in companies with controlling stockholders.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Various statements contained or incorporated by reference in this prospectus, including those that express a belief, expectation or intention, as well as those that are not statements of historical fact, are forward-looking statements. These forward-looking statements may include projections and estimates concerning the timing and success of specific projects and our future production, revenues, income and capital spending. Our forward-looking statements are generally, but not always, accompanied by words such as “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “potential,” “should,” “may,” “plan,” “goal,” “can,” “could,” “continuing,” “ongoing,” “intend” or other words that convey the uncertainty of future events or outcomes. While our management considers these expectations and assumptions to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory and other risks, contingencies and uncertainties, most of which are difficult to predict and many of which are beyond our control.

Examples of forward-looking statements include the plans and objectives of management for future operations, including those relating to future growth of our business, particularly our A&H business, completion of the transactions contemplated by the PL SPA or Personal Lines Master Agreement, reduction in our operating expenses, the impact of terminating our cession of our P&C premium to our quota share reinsurers and availability of funds, and are based on current expectations that involve assumptions that are difficult or impossible to predict accurately and many of which are beyond our control. There can be no assurance that actual developments will be those anticipated by us. Actual results may differ materially from those expressed or implied in these statements as a result of significant risks and uncertainties, including, but not limited to, our ability to accurately underwrite and price our products and to maintain and establish accurate loss reserves, non-receipt of expected payments from insureds or reinsurers, changes in interest rates, a downgrade in the financial strength ratings of our insurance subsidiaries, the effect of the performance of financial markets on our investment portfolio, our estimates of the fair value of our life settlement contracts, development of claims and the effect on loss reserves, accuracy in projecting loss reserves, the cost and availability of reinsurance coverage, the effects of emerging claim and coverage issues, changes in the demand for our products, our degree of success in integrating acquired businesses, the effect of general economic conditions, state and federal legislation, regulations and regulatory investigations into industry practices, risks associated with conducting business outside the United States, developments relating to existing agreements, disruptions to our business relationships with AmTrust, Maiden, ACP Re or third-party agencies, breaches in data security or other disruptions with our technology, heightened competition, changes in pricing environments, and changes in asset valuations. The forward-looking statements included or incorporated by reference in this prospectus speak only as of their respective dates, and we undertake no obligation to update or revise any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

These and other important factors, including those discussed under “Risk Factors” in this prospectus and in our Annual Report on Form 10-K for the year ended December 31, 2013 and our Quarterly Report on Form 10-Q for the three months ended March 31, 2014, may cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements.

Any or all of our forward-looking statements in this prospectus may turn out to be inaccurate. The inclusion of this forward-looking information should not be regarded as a representation by us, the selling stockholders or any other person that the future plans, estimates or expectations contemplated by us will be achieved. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs.

All forward-looking statements are necessarily only estimates of future results, and there can be no assurance that actual results will not differ materially from expectations, and, therefore, you are cautioned not to place undue reliance on such statements. Any forward-looking statements are qualified in their entirety by reference to the factors discussed throughout this prospectus. Further, any forward-looking statement speaks only as of the date on which it is made, and we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events.

USE OF PROCEEDS

We estimate that the net proceeds we will receive from this offering will be approximately $53.0 million (or $61.0 million if the underwriters exercise their over-allotment option in full) after deducting the underwriting discount and estimated offering expenses payable by us.

We will retain broad discretion over the use of the net proceeds from this offering. We intend to use the net proceeds from this offering for general corporate purposes, including for acquisitions and to support our current and future policy writings.

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

The below table indicates our ratio of earnings to fixed charges for each of the three months ended March 31, 2014 and 2013 and the years ended December 31, 2013, 2012, 2011 and 2010. We have derived our ratio of earnings to fixed charges from our historical consolidated financial statements. The following should be read in conjunction with our consolidated financial statements, including the notes thereto, and the other financial information included or incorporated by reference herein. We currently do not have any preferred stock outstanding and we have not paid any dividends on preferred stock; therefore, the ratio of earnings to fixed charges and preferred stock dividends is the same as our ratio of earnings to fixed charges.

	Three Months Ended March 31,		Year Ended December 31,
	2014(2)	2013	2013	2012	2011	2010(3)
Ratio of Earnings to Fixed Charges(1)	55.98x	36.73x	26.55x	26.94x	25.39x	79.41x

(1)	The ratio of earnings to fixed charges was computed by dividing earnings by fixed charges. For this purpose, earnings consists of (i) pre-tax income from continuing operations before adjustment for income or loss from equity investees, plus fixed charges, amortization of capitalized interest and distributed income of equity investees less (ii) capitalized interest and non-controlling interest in pre-tax income of subsidiaries that have not incurred fixed charges. Fixed charges consist of interest expensed and capitalized, and amortized premiums, discounts and capitalized expenses related to indebtedness, and an estimate of the interest within rental expense.
(2)	The ratio of earnings to fixed charges for the three months ended March 31, 2014 is not pro forma for the Senior Notes Offering which closed on May 23, 2014.
(3)	Inception (March 1, 2010) to December 31, 2010.

CAPITALIZATION

The following table shows our consolidated capitalization as of March 31, 2014:

•	on an actual basis; and

•	on an as adjusted basis to give effect to (i) the issuance of the Series A Preferred Stock in this offering (assuming the underwriters do not exercise any part of their over-allotment option), (ii) the anticipated use of the net proceeds therefrom, as described under “Use of Proceeds” and (iii) the Senior Notes Offering that took place on May 23, 2014.

You should refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the related notes which appear in our Annual Report on Form 10-K for the year ended December 31, 2013 and our Quarterly Report on Form 10-Q for the three months ended March 31, 2014, each of which is incorporated by reference herein. For more details on how you can obtain our SEC reports and other information, you should read the section entitled “Additional Information; Incorporation by Reference.”

	As of March 31, 2014
	Actual	As Adjusted
(amounts in thousands)
Debt outstanding:
Notes payable	$79,874	$250,600
Stockholders’ equity:
Common stock: par value $0.01 per share; 150,000,000 shares authorized, 93,344,400 shares issued and outstanding on an actual and as adjusted basis	$933	$933
Preferred stock: par value $0.01 per share; 10,000,000 shares authorized, no shares issued and outstanding on an actual basis and shares issued and 2,200,000 outstanding on an as adjusted basis	—	55,000
Additional paid-in capital	615,927	613,927
Retained earnings	223,012	223,012
Accumulated other comprehensive income	15,599	15,599

Total National General Holdings Corp. stockholders’ equity	$855,471	$908,471

Non-controlling interest	$119	$119

Total stockholders’ equity	$855,590	$908,590

Total capitalization	$935,464	$1,159,190

DESCRIPTION OF THE SERIES A PREFERRED STOCK

The following summary of the terms and provisions of the Series A Preferred Stock does not purport to be complete and is qualified in its entirety by reference to the pertinent sections of the second amended and restated certificate of incorporation of the Company, which we have previously filed with the SEC, and the Certificate of Designations creating the Series A Preferred Stock, which will be included as an exhibit to documents that we file with the SEC. As used in this section, “we,” “us,” “our” and “the Company” mean National General Holdings Corp. and do not include its subsidiaries.

General

The Certificate of Designations setting forth the specific rights, preferences, limitations and other terms of the Series A Preferred Stock will be approved by the Board of Directors of the Company as of the date of this prospectus. The Series A Preferred Stock is a single series of authorized preferred stock consisting of 2,200,000 shares, or up to 2,530,000 shares if the underwriters’ over-allotment option is exercised in full.

Our second amended and restated certificate of incorporation permits us to authorize the issuance of up to 10,000,000 shares of preferred stock, in one or more series without stockholder action. The Series A Preferred Stock constitute a series of our authorized preferred stock. We may from time to time, without notice to or the consent of holders of the Series A Preferred Stock, issue shares of preferred stock that rank equally with or junior to the Series A Preferred Stock. We may also from time to time, without notice to or consent of holders of the Series A Preferred Stock, issue additional shares of the Series A Preferred Stock; provided, that any such additional shares of Series A Preferred Stock are not treated as “disqualified preferred stock” within the meaning of Section 1059(f)(2) of the Internal Revenue Code and such additional shares of Series A Preferred Stock are otherwise treated as fungible with the Series A Preferred Stock offered hereby for U.S. federal income tax purposes. The additional shares of Series A Preferred Stock would form a single series with the Series A Preferred Stock offered hereby. We have the authority to issue fractional shares of Series A Preferred Stock.

The Series A Preferred Stock will be fully paid and non-assessable when issued. Holders of the Series A Preferred Stock will not have preemptive or similar rights to acquire any of our capital stock. Holders will not have the right to convert Series A Preferred Stock into, or exchange Series A Preferred Stock for, shares of any other class or series of shares or other securities of ours. The Series A Preferred Stock has no stated maturity and will not be subject to any sinking fund, retirement fund or purchase fund or other obligation of the Company to redeem or purchase the Series A Preferred Stock.

Ranking

The Series A Preferred Stock will rank senior to our common stock and any other junior stock (as defined herein) with respect to the payment of dividends and distributions of assets upon liquidation, dissolution or winding-up, equally with each other series of our preferred stock that we may issue the terms of which provide that they rank equally with the Series A Preferred Stock with respect to the payment of dividends and distributions of assets upon liquidation, dissolution or winding-up and junior to each other series of our preferred stock that we may issue in the future the terms of which provide that they rank senior to the Series A Preferred Stock with respect to the payment of dividends and distributions of assets upon our liquidation, dissolution or winding-up. As of the date of this prospectus, we do not have outstanding any series or class of preferred stock.

Dividends

Dividends on the Series A Preferred Stock will not be mandatory. Holders of Series A Preferred Stock will be entitled to receive only when, as and if declared by the Board of Directors of the Company or a duly authorized committee of the Board, out of lawfully available funds for the payment of dividends, non-cumulative cash dividends from the original issue date, quarterly on the 15th day of January, April, July and October of each year, commencing on October 15, 2014. These dividends will accrue with respect to a particular dividend period on the liquidation preference amount of $25.00 per share at an annual rate of 7.50%. In the event that we issue additional Series A Preferred Stock after the original issue date, dividends on such additional shares may accrue from the original issue date or any other date we specify at the time such additional shares are issued.

Dividends, if so declared, will be payable to holders of record of the Series A Preferred Stock as they appear on our books on the applicable record date, which shall be January 1, April 1, July 1 and October 1, as applicable, immediately preceding the applicable dividend payment date or such other record date fixed by our Board of Directors (or a duly authorized committee of the Board) that is not more than 60 nor less than 10 days prior to such dividend payment date (each, a “dividend record date”). These dividend record dates will apply regardless of whether a particular dividend record date is a business day.

A dividend period is the period from and including a dividend payment date to but excluding the next dividend payment date, except that the initial dividend period will commence on and include the original issue date of the Series A Preferred Stock and will end on and exclude the October 15, 2014 dividend payment date. Dividends payable on the Series A Preferred Stock will be computed on the basis of a 360-day year consisting of twelve 30-day months. If any date on which dividends would otherwise be payable is not a business day, then the dividend payment date will be the next succeeding business day with the same force and effect as if made on the original dividend payment date, and no additional dividends shall accrue on the amount so payable from such date to such next succeeding business day.

In this subsection, the term “business day” means each Monday, Tuesday, Wednesday, Thursday or Friday on which banking institutions are not authorized or obligated by law, regulation or executive order to close in New York, New York.

Dividends on the Series A Preferred Stock will not be cumulative. Accordingly, if our Board of Directors, or a duly authorized committee of the Board, does not declare a dividend on the Series A Preferred Stock payable in respect of any dividend period before the related dividend payment date, such dividend will not accumulate and will not be payable and we will have no obligation to pay a dividend for that dividend period on the dividend payment date or at any future time or to pay interest with respect to such dividends, whether or not dividends are declared for any future dividend period on the Series A Preferred Stock or any other parity stock we may issue in the future.

So long as any Series A Preferred Stock remain outstanding for any dividend period, unless the full dividends for the latest completed dividend period on all outstanding Series A Preferred Stock and parity stock (as defined below) have been declared and paid (or declared and a sum sufficient for the payment thereof has been set aside):

•	no dividend shall be paid or declared on our common stock, or any other junior stock (other than a dividend payable solely in common stock or other junior stock);

•	no common stock or other junior stock shall be purchased, redeemed or otherwise acquired for consideration by us, directly or indirectly (other than (1) as a result of a reclassification of junior stock for or into other junior stock, or the exchange or conversion of one share of junior stock for or into another share of junior stock, or (2) through the use of the proceeds of a substantially contemporaneous sale of junior stock) nor shall any monies be paid to or made available for a sinking fund for the redemption of such stock (it being understood that the provisions of this bullet point shall not apply to grants or settlements of grants pursuant to any equity compensation plan adopted by us); and

•	no shares of Series A Preferred Stock or parity stock shall be repurchased, redeemed or otherwise acquired for consideration by us other than pursuant to pro rata offers to purchase all, or a pro rata portion, of the Series A Preferred Stock and such parity stock except by conversion into or exchange for junior stock.

As used in this prospectus, “junior stock” means any class or series of our capital stock that ranks junior to the Series A Preferred Stock either as to the payment of dividends or as to the distribution of assets upon our liquidation, dissolution or winding-up. As of the date of this prospectus, junior stock consists solely of our common stock.

As used in this prospectus, “parity stock” means any class or series of our capital stock that ranks equally with the Series A Preferred Stock with respect to the payment of dividends and in the distribution of assets on our liquidation, dissolution or winding-up. As of the date of this prospectus, we did not have any outstanding shares of any class or series of capital stock that would constitute parity stock.

When dividends are not paid (or duly provided for) in full on any dividend payment date (or, in the case of parity stock having dividend payment dates different from the dividend payment dates pertaining to the Series A Preferred Stock, on a dividend payment date falling within the related dividend period for the Series A Preferred Stock) upon the Series A Preferred Stock and any parity stock, all dividends declared by our Board of Directors or a duly authorized committee of the Board upon the Series A Preferred Stock and all such parity stock and payable on such dividend payment date (or, in the case of parity stock having dividend payment dates different from the dividend payment dates pertaining to the Series A Preferred Stock, on a dividend payment date falling within the related dividend period for the Series A Preferred Stock) shall be declared by the Board or such committee pro rata so that the respective amounts of such dividends shall bear the same ratio to each other as all declared dividends per share of Series A Preferred Stock and all parity stock payable on such dividend payment date (or, in the case of parity stock having dividend payment dates different from the dividend payment dates pertaining to the Series A Preferred Stock, on a dividend payment date falling within the related dividend period for the Series A Preferred Stock) bear to each other.

Our ability to pay dividends on the Series A Preferred Stock may be limited by the terms of our agreements governing our existing and future indebtedness and by the provisions of other existing and future agreements.

In addition, we are a holding company and conduct our business operations through our various subsidiaries. Our principal sources of funds are dividends and other payments from our insurance subsidiaries, income from our investment portfolio and funds that may be raised from time to time in the capital markets. We will be largely dependent on amounts from our insurance subsidiaries to pay principal and interest on any indebtedness that we may incur, to pay holding company operating expenses, to make capital investments in our other subsidiaries and to pay dividends on our capital stock, including the Series A Preferred Stock.

Our insurance subsidiaries are subject to statutory and regulatory restrictions imposed on insurance companies by their states of domicile, which limit the amount of cash dividends or distributions that they may pay to us unless special permission is received from the insurance regulator of the relevant domiciliary state. In general, the maximum amount of dividends that the insurance subsidiaries may pay in any 12-month period without regulatory approval is the greater of adjusted statutory net income or 10% of statutory policyholders’ surplus as of the preceding calendar year end. Adjusted statutory net income is generally defined for this purpose to be statutory net income, net of realized capital gains, for the calendar year preceding the date of the dividend. In addition, other states may limit or restrict our insurance subsidiaries’ ability to pay stockholder dividends generally or as a condition to issuance of a certificate of authority. The aggregate amount of ordinary dividends that could be paid by our insurance subsidiaries without prior approval by the various domiciliary states of our insurance subsidiaries was approximately $57.1 million as of March 31, 2014, taking into account dividends paid in the prior twelve-month period. See “Risk Factors—Our holding company structure and certain regulatory and other constraints, including adverse business performance, could affect our ability to satisfy our obligations and to pay dividends on the Series A Preferred Stock.”

Liquidation Rights

Upon our voluntary or involuntary liquidation, dissolution or winding-up, holders of the Series A Preferred Stock and any parity stock are entitled to receive out of our assets available for distribution to stockholders, after satisfaction of liabilities to creditors, if any, but before any distribution of assets is made to holders of our common stock or any of our other junior stock, a liquidating distribution in the amount equal to the liquidation preference of $25.00 per share of Series A Preferred Stock or the amount of the liquidation preference of such parity stock, as applicable, plus any declared and unpaid dividends. Holders of the Series A Preferred Stock will not be entitled to any other amounts from us after they have received their full liquidation preference plus any declared and unpaid dividends.

In any such distribution, if our assets are not sufficient to pay the liquidation distributions in full to all holders of the Series A Preferred Stock and all holders of any parity stock, the amounts paid to the holders of Series A Preferred Stock and to the holders of any parity stock will be paid pro rata in accordance with the respective aggregate liquidation distributions of those holders. In any such distribution, the liquidation distribution to any holder of preferred stock means the amount payable to such holder in such distribution, including any declared but unpaid dividends (and any unpaid, accrued cumulative dividends in the case of any holder of shares on which dividends accrue on a cumulative basis). If the liquidation distributions have been paid in full to all holders of shares of the Series A Preferred Stock and any holders of shares of parity stock and shares ranking senior to the Series A Preferred Stock with respect to the distribution of assets upon liquidation, dissolution or winding-up, the holders of our other classes of capital stock will be entitled to receive all of our remaining assets according to their respective rights and preferences.

For purposes of this section, a consolidation or merger involving the Company with any other entity, including the consolidation or merger in which the holders of Series A Preferred Stock receive cash, securities or other property for their shares, or the sale or transfer of all or substantially all of the property and assets of the Company for cash, securities or other property, will not be deemed to constitute a liquidation, dissolution or winding-up.

Redemption

The Series A Preferred Stock is not subject to any mandatory redemption, sinking fund, retirement fund, purchase fund or other similar provisions.

The Series A Preferred Stock is not redeemable prior to July 15, 2019. On and after that date, the Series A Preferred Stock will be redeemable at our option, in whole or in part, upon not less than 30 days nor more than 60 days notice, at a redemption price equal to $25.00 per share plus declared and unpaid dividends on the shares of Series A Preferred Stock called for redemption for prior dividend periods, if any, plus accrued but unpaid dividends (whether or not declared) thereon for the then-current dividend period, to, but excluding, the date of redemption, without accumulation of any other undeclared dividends. Holders of the Series A Preferred Stock will have no right to require the redemption of the Series A Preferred Stock.

The redemption price for any shares of Series A Preferred Stock shall be payable on the redemption date to the holders of such shares against book entry transfer or surrender of the certificate(s) evidencing such shares to us or our agent. Any declared but unpaid dividends payable on a redemption date that occurs subsequent to the dividend record date for a dividend period shall not be paid to the holder entitled to receive the redemption price on the redemption date, but rather shall be paid to the holder of record of the redeemed shares on such dividend record date relating to the dividend payment date provided in “—Dividends” above.

If shares of the Series A Preferred Stock are to be redeemed, the notice of redemption shall be given by first class mail to the holders of record of the Series A Preferred Stock to be redeemed, mailed not less than 30 days nor more than 60 days prior to the date fixed for redemption thereof (provided that, if the Series A Preferred Stock is held in book-entry form through The Depository Trust Company, or “DTC,” we may give such notice in any manner permitted by DTC). Each notice of redemption will include a statement setting forth:

•	the redemption date;

•	the number of shares of Series A Preferred Stock to be redeemed and, if less than all the shares of Series A Preferred Stock held by such holder are to be redeemed, the number of such shares of Series A Preferred Stock to be redeemed from such holder;

•	the redemption price; and

•	that the shares should be delivered via book entry transfer or the place or places where holders may surrender certificates evidencing the Series A Preferred Stock for payment of the redemption price.

If notice of redemption of any shares of Series A Preferred Stock has been given and if the funds necessary for such redemption and to pay declared and unpaid dividends have been set aside by us for the benefit of the holders of such shares of Series A Preferred Stock so called for redemption, then, from and after the redemption date, no further dividends will be declared on such shares of Series A Preferred Stock, such shares of Series A Preferred Stock shall no longer be deemed outstanding and all rights of the holders of such shares of Series A Preferred Stock will terminate, except the right to receive the redemption price, without interest.

In case of any redemption of only part of the shares of Series A Preferred Stock at the time outstanding, the shares of Series A Preferred Stock to be redeemed shall be selected either pro rata or in such other manner as we may determine to be fair and equitable.

Our ability to redeem the Series A Preferred Stock as described above may be limited by the terms of our agreements governing our existing and future indebtedness and by the provisions of other existing and future agreements.

Voting Rights

Except as provided below or as otherwise may be required by applicable law, the holders of the Series A Preferred Stock will have no voting rights.

Whenever dividends on any Series A Preferred Stock shall have not been declared and paid for the equivalent of six or more dividend periods, whether or not for consecutive dividend periods (a “nonpayment event”), the holders of the Series A Preferred Stock, voting together as a single class with holders of any and all other series of voting preferred stock (as defined below) then outstanding, will be entitled to vote for the election of a total of two additional members of the Board of Directors of the Company (the “preferred stock directors”), provided that the election of any such directors shall not cause us to violate the corporate governance requirement of any exchange on which our securities may be listed or quoted that listed or quoted companies must have a majority of independent directors. The number of preferred stock directors will not be more than two at any time. In the event of a non-payment event the number of directors on our Board of Directors shall automatically increase by two and the new directors shall be elected at a special meeting called at the request of the holders of record of at least 20% of the aggregate voting power of the Series A Preferred Stock or of any other series of voting preferred stock (unless such request is received less than 90 days before the date fixed for the next annual or special meeting of the stockholders of the Company, in which event such election shall be held at such next annual or special meeting of stockholders), and at each subsequent annual meeting.

As used in this prospectus, “voting preferred stock” means, with regard to any election or removal of a preferred stock director or any other matter as to which the holders of Series A Preferred Stock are entitled to vote, any other class or series of our parity stock upon which like voting rights have been conferred and are exercisable. Whether a plurality, majority or other portion of the Series A Preferred Stock and any other voting preferred stock have been voted in favor of any matter shall be determined by reference to the aggregate voting power of the Series A Preferred Stock and voting preferred stock voted.

If and when dividends for at least four consecutive dividend periods following a nonpayment event have been paid in full (or declared and a sum sufficient for such payment shall have been set aside), the holders of the Series A Preferred Stock shall be divested of the foregoing voting rights (subject to revesting in the event of each subsequent nonpayment event) and, if such voting rights for all other holders of voting preferred stock have terminated, the term of office of each preferred stock director so elected shall terminate and the number of directors on the Board of Directors of the Company shall automatically decrease by two. In determining whether dividends have been paid for four dividend periods following a nonpayment event, we may take account of any dividend we elect to pay for such a dividend period after the regular dividend payment date for that period has passed.

Any preferred stock director may be removed at any time without cause by the holders of record of a majority of the aggregate voting power, as determined under our second amended and restated certificate of incorporation, of the Series A Preferred Stock and any other shares of voting preferred stock then outstanding

(voting together as a single class) when they have the voting rights described above. So long as a nonpayment event shall continue, any vacancy in the office of a preferred stock director (other than prior to the initial election after a nonpayment event) may be filled by the written consent of the preferred stock director remaining in office, or if none remains in office, by a vote of the holders of record of a majority of the outstanding shares of Series A Preferred Stock and any other shares of voting preferred stock then outstanding (voting together as a single class) when they have the voting rights described above. Any vote of stockholders to remove, or to fill a vacancy in the office of, a preferred stock director may be taken at a special or annual meeting of such stockholders, called as provided above for an initial election of preferred stock director after a nonpayment event (unless such request is received less than 90 days before the date fixed for the next annual or special meeting of the stockholders of the Company, in which event such election shall be held at such next annual or special meeting of stockholders). The preferred stock directors shall each be entitled to one vote per director on any matter. Each preferred stock director elected at any special or annual meeting of stockholders or by written consent of the other preferred stock director shall hold office until the next annual meeting of the stockholders of the Company if such office shall not have previously terminated as above provided.

So long as any shares of Series A Preferred Stock remain outstanding and subject in all cases to any other vote of stockholders required under applicable law or our second amended and restated certificate of incorporation:

•	we will not, without the affirmative vote or consent of the holders of at least two-thirds of the voting power of Series A Preferred Stock and all other series of voting preferred stock entitled to vote thereon, voting together as a single class, given in person or by proxy, either in writing without a meeting or at a meeting, authorize or create, or increase the authorized amount of, any specific class or series of capital stock ranking senior to the Series A Preferred Stock with respect to the payment of dividends or the distribution of our assets upon our liquidation, dissolution or winding up;

•	we will not, without the affirmative vote or consent of the holders of at least two-thirds of the outstanding shares of Series A Preferred Stock given in person or by proxy, either in writing without a meeting or at a meeting:

•	amend, alter or repeal the provisions of our second amended and restated certificate of incorporation or the certificate of designations for the Series A Preferred Stock so as to adversely affect the rights, preferences, privileges and voting powers of the Series A Preferred Stock; or

•	consummate a binding share exchange or reclassification involving the Series A Preferred Stock or a merger or consolidation of us with another entity, unless in each case (i) shares of Series A Preferred Stock remain outstanding or, in the case of any such merger or consolidation with respect to which we are not the surviving or resulting entity, are converted into or exchanged for preference securities of the surviving or resulting entity or its ultimate parent, in each case, that is an entity organized and existing under the laws of the United States of America, any state thereof or the District of Columbia, and (ii) such shares of Series A Preferred Stock remaining outstanding or such preference securities, as the case may be, have such rights, preferences, privileges and voting powers and limitations and restrictions, taken as a whole, as are not less favorable to the holders thereof than the rights, preferences, privileges and voting powers and limitations and restrictions of the Series A Preferred Stock, taken as a whole, provided, however, that (1) any increase in the amount of our authorized but unissued shares of preferred stock, (2) any increase in the authorized or issued shares of Series A Preferred Stock, and (3) the creation and issuance, or an increase in the authorized or issued amount, of other series of preferred stock ranking equally with or junior to the Series A Preferred Stock with respect to the payment of dividends (whether such dividends are cumulative or non-cumulative) and/or the distribution of assets upon our liquidation, dissolution or winding up, will not be deemed to adversely affect the rights, preferences, privileges or voting powers of the Series A Preferred Stock.

Without the consent of the holders of the Series A Preferred Stock, so long as such action does not adversely affect the rights, preferences, privileges and voting powers and limitations and restrictions of the Series A

Preferred Stock, the Board of Directors of the Company may, subject to any vote of our stockholders required by applicable law or our second amended and restated certificate of incorporation, by resolution, amend, alter, supplement or repeal any terms of the Series A Preferred Stock:

•	to cure any ambiguity, or to cure, correct or supplement any provision contained in the Certificate of Designations for the Series A Preferred Stock that may be defective or inconsistent; or

•	to make any provision with respect to matters or questions arising with respect to the Series A Preferred Stock that is not inconsistent with the provisions of the Certificate of Designations;

provided that any such amendment, alteration, supplement or repeal of any terms of the Series A Preferred Stock effected in order to conform the terms thereof to the description of the terms of the Series A Preferred Stock set forth under “Description of the Series A Preferred Stock” in this prospectus shall be deemed not to adversely affect the rights, preferences, privileges and voting powers of the Series A Preferred Stock.

On each matter on which holders of Series A Preferred Stock are entitled to vote, each share of Series A Preferred Stock will be entitled to one vote, and when shares of any other class or series of our preferred stock have the right to vote with the Series A Preferred Stock as a single class on any matter, the Series A Preferred Stock and the shares of each such other class or series will have one vote for each $25.00 of liquidation preference (excluding accrued and unpaid dividends).

The foregoing voting provisions will not apply with respect to the Series A Preferred Stock if, at or prior to the time when the act with respect to which such vote would otherwise be required shall be effected, all outstanding Series A Preferred Stock shall have been redeemed or called for redemption upon proper notice and sufficient funds shall have been set aside by us for the benefit of the holders of Series A Preferred Stock to effect such redemption.

Conversion

Holders will not have the right to convert Series A Preferred Stock into, or exchange Series A Preferred Stock for, any other securities or property of the Company.

Listing of the Series A Preferred Stock

We have applied to list the Series A Preferred Stock on the NASDAQ Global Market under the symbol “NGHCP.” If the application is approved, we expect trading to commence within 30 days following the initial issuance of the Series A Preferred Stock.

Transfer Agent, Registrar, Dividend Disbursing Agent and Redemption Agent

American Stock Transfer & Trust Company will be the transfer agent, registrar, dividend disbursing agent and redemption agent for the Series A Preferred Stock.

Book-Entry; Delivery and Form

The Series A Preferred Stock will be represented by one or more global securities that will be deposited with and registered in the name of DTC or its nominee. This means that we will not issue certificates to you for the Series A Preferred Stock except in limited circumstances. The global securities will be issued to DTC, the depository for the Series A Preferred Stock, who will keep a computerized record of its participants (for example, your broker) whose clients have purchased the Series A Preferred Stock. Each participant will then keep a record of its clients. Unless exchanged in whole or in part for a certificated security, a global security may not be transferred. However, DTC, its nominees, and their successors may transfer a global security as a whole to one another. Beneficial interests in the global securities will be shown on, and transfers of the global securities will be made only through, records maintained by DTC and its participants.

DTC has advised us that it is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the United States Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform commercial Code and a “clearing agency” registered under the provisions of Section 17A of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). DTC holds securities that its participants (direct participants) deposit with DTC. DTC also records the settlement among direct participants of securities transactions, such as transfers and pledges, in deposited securities through computerized records for direct participants’ accounts. This eliminates the need to exchange certificates. Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. Neither we nor the underwriters take any responsibility for these operations or procedures, and you are urged to contact DTC or its participants directly to discuss these matters.

DTC’s book-entry system is also used by other organizations such as securities brokers and dealers, banks and trust companies that work through a direct participant. The rules that apply to DTC and its participants are on file with the SEC.

When you purchase Series A Preferred Stock through the DTC system, the purchases must be made by or through a direct participant, who will receive credit for the Series A Preferred Stock on DTC’s records. Since you actually own the Series A Preferred Stock, you are the beneficial owner and your ownership interest will only be recorded in the direct (or indirect) participants’ records. DTC has no knowledge of your individual ownership of the Series A Preferred Stock. DTC’s records only show the identity of the direct participants and the amount of the Series A Preferred Stock held by or through them. You will not receive a written confirmation of your purchase or sale or any periodic account statement directly from DTC. You will receive these from your direct (or indirect) participant. Thus, the direct (or indirect) participants are responsible for keeping accurate account of the holdings of their customers like you.

We will wire dividend payments to DTC’s nominee and we will treat DTC’s nominee as the owner of the global securities for all purposes. Accordingly, we will have no direct responsibility or liability to pay amounts due on the global securities to you or any other beneficial owners in the global securities.

Any redemption notices will be sent by us directly to DTC, who will in turn inform the direct participants, who will then contact you as a beneficial holder.

It is DTC’s current practice, upon receipt of any payment of dividends or liquidation amount, to credit direct participants’ accounts on the payment date based on their holdings of beneficial interests in the global securities as shown on DTC’s records. In addition, it is DTC’s current practice to assign any consenting or voting rights to direct participants whose accounts are credited with preferred securities on a record date, by using an omnibus proxy. Payments by participants to owners of beneficial interests in the global securities, and voting by participants, will be based on the customary practices between the participants and owners of beneficial interests, as is the case with the Series A Preferred Stock held for the account of customers registered in “street name.” However, payments will be the responsibility of the participants and not of DTC or us.

Shares of Series A Preferred Stock represented by global securities will be exchangeable for certificated securities with the same terms in authorized denominations only if:

•	DTC is unwilling or unable to continue as depositary or if DTC ceases to be a clearing agency registered under applicable law and a successor depositary is not appointed by us within 90 days; or

•	we determine not to require all of the Series A Preferred Stock to be represented by global securities.

If the book-entry-only system is discontinued, the transfer agent will keep the registration books for the Series A Preferred Stock at its corporate office.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion summarizes the material U.S. federal income tax consequences applicable to “U.S. holders” and “non-U.S. holders” (each as defined below) with respect to the purchase, ownership and disposition of the Series A Preferred Stock. This summary is based upon current provisions of the Internal Revenue Code of 1986, as amended from time to time (the “Code”), Treasury regulations and judicial and administrative authority, all of which are subject to differing interpretations or change, possibly with retroactive effect. This summary is limited to investors who will hold the Series A Preferred Stock as capital assets and does not discuss all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances. This discussion does not address the tax consequences to investors who are subject to special tax rules, such as banks and other financial institutions, insurance companies, governments and governmental entities, broker-dealers, partnerships and their partners, tax-exempt organizations, investors that will hold the Series A Preferred Stock as part of a straddle, hedge, conversion, constructive sale, or other integrated security transaction for U.S. federal income tax purposes, U.S. expatriates, or U.S. holders that have a functional currency that is not the U.S. dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this summary does not address any alternative minimum tax consequences or any state, local or non-U.S. tax consequences. Each prospective investor is urged to consult its own tax advisors regarding the U.S. federal, state, local, and non-U.S. income and other tax considerations of the purchase, ownership, and disposition of the Series A Preferred Stock.

For purposes of this summary, you are a “U.S. holder” if you are a beneficial owner of the Series A Preferred Stock and you are for U.S. federal income tax purposes (i) an individual citizen or resident of the United States, (ii) a corporation created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust if it (A) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (B) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person. You are a “non-U.S. holder” if you are a beneficial owner of the Series A Preferred Stock that is an individual, corporation, estate or trust that is not a U.S. holder.

If a partnership (including any other entity treated as a partnership for U.S. federal income tax purposes) is a holder of the Series A Preferred Stock, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. If you are a partnership or a partner of a partnership holding Series A Preferred Stock, you should consult your own tax advisors as to the particular U.S. federal income tax consequences of the purchase, ownership and disposition of the Series A Preferred Stock.

U.S. Holders

Distributions on the Series A Preferred Stock. In general, if distributions are made with respect to the Series A Preferred Stock, the distributions will be treated as dividends to the extent of our current and accumulated earnings and profits as determined for U.S. federal income tax purposes. Any portion of a distribution in excess of our current and accumulated earnings and profits is treated first as a nontaxable return of capital reducing your tax basis in the Series A Preferred Stock. Any amount in excess of your tax basis is treated as capital gain, the tax treatment of which is discussed below under “Sale or Redemption of the Series A Preferred Stock.”

Dividends received by individual holders of the Series A Preferred Stock will generally be subject to a reduced maximum tax rate of 20% if such dividends are treated as “qualified dividend income” for U.S. federal income tax purposes. The rate reduction does not apply to dividends that are paid to individual stockholders with respect to Series A Preferred Stock that is held for 60 days or less during the 121-day period beginning on the date which is 60 days before the date on which the Series A Preferred Stock becomes ex-dividend. Furthermore, the rate reduction does not apply to dividends received to the extent that an individual holder elects to treat the dividends as “investment income” for purposes of determining the holder’s limit for the deduction of investment interest under Section 163(d) of the Code.

Dividends received by corporate holders of the Series A Preferred Stock may be eligible for a dividends received deduction equal to 70% of the amount of the distribution, subject to applicable limitations, including limitations related to “debt-financed portfolio stock” under Section 246A of the Code and to the holding period requirements of Section 246 of the Code. In addition, any amount received by a corporate holder that is treated as a dividend may, depending on the circumstances, constitute an “extraordinary dividend” subject to the provisions of Section 1059 of the Code (except as may otherwise be provided in Treasury regulations yet to be promulgated). Under Section 1059, a corporate holder that has held the Series A Preferred Stock for two years or less before the dividend announcement date generally must reduce the tax basis of all of the holder’s Series A Preferred Stock (but not below zero) by the “nontaxed portion” of any “extraordinary dividend” and, if the nontaxed portion exceeds the holder’s tax basis for the Series A Preferred Stock, must treat any excess as gain from the sale or exchange of the Series A Preferred Stock in the year the payment is received. Individual holders of Series A Preferred Stock that receive any “extraordinary dividends” that are treated as “qualified dividend income” (as discussed above) will be required to treat any losses on the sale of such Series A Preferred Stock as long-term capital losses to the extent of such dividends. We strongly encourage you to consult your own tax advisor regarding the extent, if any, to which these provisions may apply to you in light of your particular facts and circumstances.

Sale or Redemption of the Series A Preferred Stock. On the sale or exchange of the Series A Preferred Stock to a party other than us, you generally will realize capital gain or loss in an amount equal to the difference between (a) the amount of cash and the fair market value of any property you receive on the sale and (b) your tax basis in the Series A Preferred Stock. We strongly encourage you to consult your own tax advisors regarding applicable rates, holding periods and netting rules for capital gains and losses in light of your particular facts and circumstances. Certain limitations exist on the deduction of capital losses by both corporate and non-corporate taxpayers.

On the redemption of Series A Preferred Stock by us, your surrender of the Series A Preferred Stock for the redemption proceeds will be treated either as a payment received upon sale or exchange of the Series A Preferred Stock or as a distribution with respect to all of your equity interests in us. Resolution of this issue will turn on the application of Section 302 of the Code to your individual facts and circumstances.

The redemption will be treated as gain or loss from the sale or exchange of Series A Preferred Stock (as discussed above) if:

•	the redemption is “substantially disproportionate” with respect to you within the meaning of Section 302(b)(2) of the Code;

•	your interest in the Series A Preferred Stock and any other equity interest in us is completely terminated (within the meaning of Section 302(b)(3) of the Code) as a result of such redemption; or

•	the redemption is “not essentially equivalent to a dividend” (within the meaning of Section 302(b)(1) of the Code). In general, redemption proceeds are “not essentially equivalent to a dividend” if the redemption results in a “meaningful reduction” of your interest in the issuer.

In determining whether any of these tests has been met, you must take into account not only the Series A Preferred Stock and other equity interests in us that you actually own, but also shares and other equity interests that you constructively own within the meaning of Section 318 of the Code.

If none of the above tests giving rise to sale or exchange treatment is satisfied, then a payment made in redemption of the Series A Preferred Stock will be treated as a distribution that is subject to the tax treatment described above under “Distributions on the Series A Preferred Stock.” The amount of the distribution will be equal to the amount of cash and the fair market value of property you receive without any offset for your tax basis in the Series A Preferred Stock. Your tax basis in the redeemed Series A Preferred Stock should be transferred to your remaining Series A Preferred Stock. If, however, you have no remaining Series A Preferred Stock, your basis could be lost.

Any redemption proceeds that are attributable to any declared but unpaid dividends on the Series A Preferred Stock will generally be subject to the rules described above under “Distributions on the Series A Preferred Stock.”

We strongly encourage you to consult your own tax advisor regarding: (a) whether a redemption payment will qualify for sale or exchange treatment under Section 302 of the Code or, alternatively, will be characterized as a distribution; and (b) the resulting tax consequences to you in light of your individual facts and circumstances.

Medicare Tax. A U.S. holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, will be subject to a 3.8% tax on the lesser of (1) the U.S. holder’s “net investment income” (or undistributed “net investment income” in the case of an estate or trust) for the relevant taxable year and (2) the excess of the U.S. holder’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals will be between $125,000 and $250,000, depending on the individual’s circumstances). A U.S. holder’s net investment income will generally include its dividend income and its net gains from the disposition of the Series A Preferred Stock, unless such dividends or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). If you are a U.S. holder that is an individual, estate or trust, you are urged to consult your tax advisors regarding the applicability of the Medicare tax to your income and gains in respect of your investment in the Series A Preferred Stock.

Information Reporting and Backup Withholding. Information reporting will generally apply to noncorporate U.S. holders with respect to payments of dividends on the Series A Preferred Stock and to certain payments of proceeds on the sale or other disposition of the Series A Preferred Stock. Certain noncorporate U.S. holders may be subject to U.S. backup withholding (at a rate of 28%) on payments of dividends on the Series A Preferred Stock and certain payments of proceeds on the sale or other disposition of the Series A Preferred Stock unless the beneficial owner of the Series A Preferred Stock furnishes the payor or its agent with a taxpayer identification number, certified under penalties of perjury, and certain other information, or otherwise establishes, in the manner prescribed by law, an exemption from backup withholding.

U.S. backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a credit against a U.S. holder’s U.S. federal income tax liability, which may entitle the U.S. holder to a refund, provided the U.S. holder timely furnishes the required information to the Internal Revenue Service (the “IRS”).

Non-U.S. Holders

Distributions on the Series A Preferred Stock. Distributions treated as dividends (as described above under “U.S. Holders—Distributions on the Series A Preferred Stock”) paid to a non-U.S. holder of the Series A Preferred Stock will generally be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, distributions that are effectively connected with the conduct by the non-U.S. holder of a trade or business within the United States are not subject to the withholding tax, provided certain certification and disclosure requirements are satisfied. Instead, such distributions are subject to U.S. federal income tax on a net income basis in the same manner as if the non-U.S. holder were a United States person as defined under the Code, unless an applicable income tax treaty provides otherwise. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

For purposes of obtaining a reduced rate of withholding under an income tax treaty or an exemption from withholding for dividends effectively connected to a U.S. trade or business, a non-U.S. holder will generally be required to provide a U.S. taxpayer identification number as well as certain information concerning the holder’s country of residence and entitlement to tax benefits. A non-U.S. holder can generally meet the certification requirements by providing a properly executed IRS Form W-8BEN or W-8BEN-E (if the holder is claiming the benefits of an income tax treaty) or Form W-8ECI (if the dividends are effectively connected with a trade or business in the United States) or suitable substitute form.

Sale or Redemption of the Series A Preferred Stock. A non-U.S. holder generally will not be subject to U.S. federal income or withholding tax on gain realized on the sale, exchange, redemption (except as discussed below) or other disposition of the Series A Preferred Stock except for (i) certain non-resident alien individuals that are present in the United States for 183 or more days in the taxable year of the sale or disposition, (ii) gain that is effectively connected with the conduct by the non-U.S. holder of a trade or business within the United States (and, if a tax treaty applies, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States), (iii) non-U.S. holders that are subject to tax pursuant to certain provisions of U.S. federal income tax law applicable to certain expatriates, and (iv) gain if we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes.

Gain that is treated as effectively connected with a trade or business within the United States will be subject to U.S. federal income tax on a net income basis in the same manner as if the non-U.S. holder were a United States person as defined under the Code, unless an applicable income tax treaty provides otherwise. Any such effectively connected gain realized by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

We would not be treated as a “United States real property holding corporation” if less than 50% of our assets throughout a prescribed testing period consist of interests in real property located within the United States, excluding, for this purpose, interest in real property solely in a capacity as a creditor. We believe that we are not currently and do not anticipate becoming a “United States real property holding corporation” for U.S. federal income tax purposes.

A payment made to a non-U.S. holder in redemption of the Series A Preferred Stock may be treated as a dividend, rather than as a payment in exchange for such stock, in the circumstances discussed above under “U.S. Holders—Sale or Redemption of the Series A Preferred Stock,” in which event such payment would be subject to tax as discussed above under “—Distributions on the Series A Preferred Stock.” Prospective investors should consult their own tax advisors to determine the proper tax treatment of any payment received in redemption of the Series A Preferred Stock.

Information Reporting and Backup Withholding. Information returns will be filed with the IRS reporting payments of dividends on the Series A Preferred Stock and the amount of tax, if any, withheld with respect to those payments. Copies of information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which a non-U.S. holder resides under the provisions of an applicable income tax treaty. Unless the non-U.S. holder complies with certification procedures to establish that it is not a U.S. person, information returns may be filed with the IRS in connection with the proceeds from a sale or other disposition of the Series A Preferred Stock and the non-U.S. holder may be subject to U.S. backup withholding on dividend payments on the Series A Preferred Stock or on the proceeds from a sale or other disposition of the Series A Preferred Stock. Satisfaction of the certification procedures required to claim a reduced rate of or exemption from withholding under the rules described above in the section titled “Distributions on the Series A Preferred Stock” will satisfy the certification requirements necessary to avoid backup withholding as well. The amount of any backup withholding from a payment to a non-U.S. holder will be allowed as a credit against such holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS. Non-U.S. holders are urged to consult their own tax advisors regarding the application of backup withholding in their particular circumstances and the availability of and procedure for obtaining an exemption from backup withholding under current Treasury regulations.

Additional Withholding Tax Relating to Foreign Accounts. Withholding taxes may apply to certain types of payments made to “foreign financial institutions” (as specially defined in the Code) and certain other non-United States entities. Specifically, a 30% withholding tax may be imposed on dividends on, and gross proceeds from the sale or other disposition of, Series A Preferred Stock paid to a foreign financial institution or to a nonfinancial foreign entity (including any intermediaries through which such Series A Preferred Stock is held), unless (1) the foreign financial institution and the intermediary, as applicable, undertake certain diligence and reporting, (2) the non-financial foreign entity and the intermediary, as applicable, either certify they do not have any substantial United States owners or furnish identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity, and the intermediary, as applicable, otherwise qualify for an exemption from these rules. If the payee, including an intermediary, is a foreign financial institution and is subject to the diligence and reporting requirements in clause (1) above, it must enter into an agreement with the U.S. Treasury requiring, among other things, that it undertake to identify accounts held by certain U.S. persons or U.S.-owned foreign entities, annually report certain information about such accounts, and withhold 30% on payments to noncompliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have entered into an intergovernmental agreement with the United States governing these withholding taxes and reporting requirements may be subject to different rules. Final Treasury regulations provide that the withholding provisions described above will generally apply to payments of dividends made on or after July 1, 2014 and to payments of gross proceeds from a sale or other disposition of Series A Preferred Stock on or after January 1, 2017.

The preceding discussion of certain U.S. federal income tax consequences is for general information only and is not tax advice. Accordingly, each investor should consult its own tax advisor as to particular tax consequences to it of purchasing, holding and disposing of Series A Preferred Stock, including the applicability and effect of any state, local or foreign tax laws, and of any pending or subsequent changes in applicable laws.

UNDERWRITING

Under the terms and subject to the conditions in an underwriting agreement, the underwriters named below, for whom Morgan Stanley & Co. LLC and UBS Securities LLC are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of shares of Series A Preferred Stock indicated below.

Name	Number of Shares
Morgan Stanley & Co. LLC	913,000
UBS Securities LLC	913,000
Keefe, Bruyette & Woods, Inc.	220,000
William Blair & Company, L.L.C.	110,000
JMP Securities LLC	44,000

Total:	2,200,000

The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of Series A Preferred Stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions.

The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part. The underwriters are obligated to take and pay for all of the shares of Series A Preferred Stock offered by this prospectus if any such shares of Series A Preferred Stock are taken; however, the underwriters are not required to take or pay for the shares of Series A Preferred Stock covered by the underwriters’ over-allotment option described below. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

We have agreed for a period from the date of this prospectus through and including the date 30 days after the date hereof that we will not, without the prior written consent of the representatives, offer, sell, contract to sell or otherwise dispose of any of our securities that are substantially similar to the Series A Preferred Stock, including any securities that are convertible into or exchangeable for, or that represent rights to receive, Series A Preferred Stock or substantially similar securities.

The underwriters initially propose to offer part of the Series A Preferred Stock directly to the public at the public offering price listed on the cover page of this prospectus and to certain dealers at a price that represents a concession not in excess of $0.50 per share of Series A Preferred Stock under the public offering price. Any underwriter may allow, and such dealers may reallow, a concession not in excess of $0.45 per share of Series A Preferred Stock to other underwriters or to certain dealers. After the initial offering of Series A Preferred Stock to the public, the representatives may change the public offering price, concession and discount.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an additional 330,000 shares of Series A Preferred Stock at the purchase price listed below. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of Series A Preferred Stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of Series A Preferred Stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of Series A Preferred Stock listed next to the names of all underwriters in the preceding table.

The following table shows the per share and total purchase price, underwriting discounts and commissions, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriter’s option to purchase up to an additional 330,000 shares of Series A Preferred Stock.

		Total
	Per Share	No Exercise	Full Exercise

Purchase Price	$25.00	$55,000,000	$63,250,000
Underwriting discounts and commissions to be paid by us	$0.7875	$1,732,500	$1,992,375
Proceeds, before expenses, to us	$24.2125	$53,267,500	$61,257,625

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $250,000. We have agreed to reimburse the underwriters for expenses relating to clearance of this offering with the Financial Industry Regulatory Authority up to $20,000.

Prior to this offering, there has been no public market for the Series A Preferred Stock. We intend to apply to list the Series A Preferred Stock on the NASDAQ Global Market under the symbol “NGHCP.” If the application is approved, we expect trading of the Series A Preferred Stock on the NASDAQ Global Market to begin within the 30-day period after the initial delivery of the Series A Preferred Stock.

Until the distribution of the Series A Preferred Stock is completed, the SEC rules may limit the underwriters and selling group members from bidding for or purchasing our Series A Preferred Stock. However, the representatives may engage in transactions that stabilize the price of the Series A Preferred Stock, such as bids or purchases that peg, fix or maintain that price.

In order to facilitate the offering of the Series A Preferred Stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of Series A Preferred Stock. Specifically, the underwriters may sell more shares of Series A Preferred Stock than they are obligated to purchase under the underwriting agreement, creating a short position. A short position may involve either “covered” short sales or “naked” short sales. Covered short sales are sales made in an amount not greater than the number of shares of Series A Preferred Stock available for purchase by the underwriters under the over-allotment option. The underwriters may close out a covered short position by exercising the over-allotment option or purchasing shares of Series A Preferred Stock in the open market. In determining the source of Series A Preferred Stock to close out a covered short position, the underwriters will consider, among other things, the open market price of Series A Preferred Stock compared to the price available under the over-allotment option. Naked short sales are sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares of Series A Preferred Stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of Series A Preferred Stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of Series A Preferred Stock in the open market to stabilize the price of the Series A Preferred Stock. These activities may raise or maintain the market price of the Series A Preferred Stock above independent market levels or prevent or retard a decline in the market price of the Series A Preferred Stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have purchased shares of Series A Preferred Stock sold by or for the account of such underwriter in stabilizing or short covering transactions.

In general, purchases of a security for the purpose of stabilizing or reducing a syndicate short position could cause the price of the security to be higher than it might otherwise be in the absence of such purchases.

Neither we nor the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Series A Preferred Stock. In addition, neither we nor the underwriters make any representation that the underwriters will engage in such transactions or that such transactions will not be discontinued without notice, once they are commenced.

We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that the other party may be required to make in respect of those liabilities.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares of Series A Preferred Stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

The underwriters and their respective affiliates from time to time perform investment banking, lending and other financial services, including foreign exchange swaps, for us and our affiliates for which they receive customary advisory or transaction fees, as applicable, plus out-of-pocket expenses.

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the Series A Preferred Stock offered by this prospectus in any jurisdiction where action for that purpose is required. The Series A Preferred Stock offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such Series A Preferred Stock be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any shares of Series A Preferred Stock offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

We expect that delivery of the Series A Preferred Stock will be made against payment therefor on or about the closing date specified on the cover page of this prospectus, which will be the fifth business day following the date of the pricing of the Series A Preferred Stock. Under Rule 15c6-1 of the Exchange Act, trades in the secondary market are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade shares of Series A Preferred Stock on the date hereof or on the following business day will be required, by virtue of the fact that the Series A Preferred Stock initially will settle in T+5 to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of Series A Preferred Stock who wish to trade shares of Series A Preferred Stock prior to their delivery hereunder should consult their own advisor.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of Series A Preferred Stock to the public in that Relevant Member State prior to the publication of a prospectus in relation to the Series A Preferred Stock which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member

State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of Series A Preferred Stock to the public in that Relevant Member State at any time:

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•	to any legal entity which has two or more of (a) an average of at least 250 employees during the last financial year; (b) a total balance sheet of more than €43,000,000 and (c) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

•	in any other circumstances which do not require the publication by National General of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of Series A Preferred Stock to the public” in relation to any shares of Series A Preferred Stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Series A Preferred Stock to be offered so as to enable an investor to decide to purchase or subscribe the Series A Preferred Stock, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State, the expression “Prospectus Directive” means Directive 2010/73/EC (including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State) and includes any relevant implementing measure in each Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

In the United Kingdom, this prospectus is only being distributed to and is only directed at, and any offer subsequently may only be directed at, persons who are (a) “qualified investors” (as defined in the Prospectus Directive) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) or (b) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged with, relevant persons.

LEGAL MATTERS

The validity of the securities offered hereby will be passed upon for us by Sidley Austin LLP, New York, New York. The validity of the shares offered hereby will be passed upon for the underwriters by Mayer Brown LLP.

EXPERTS

The financial statements of National General Holdings Corp. and its subsidiaries as of and for the years ended December 31, 2013, 2012 and 2011 incorporated in this prospectus by reference to NGHC’s Annual Report on Form 10-K for the year ended December 31, 2013, have been so incorporated in reliance on the report of BDO USA, LLP, an independent registered public accounting firm, given the authority of said firm as experts in auditing and accounting.

ADDITIONAL INFORMATION; INCORPORATION BY REFERENCE

We file annual, quarterly and periodic reports, proxy statements and other information with the SEC. You may read and copy any document we file with the SEC at its Public Reference Room at 100 F Street N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. Our SEC filings are also available to the public from the SEC’s website at http://www.sec.gov or from our website at http://www.nationalgeneral.com. Our Corporate Governance Guidelines, our Code of Business Conduct and Ethics and our committee charters are also available on our website at http://www.nationalgeneral.com or in print upon written request addressed to our Corporate Secretary, National General Holdings Corp., 59 Maiden Lane, 38th Floor, New York, New York 10038. However, the information on our website does not constitute a part of, nor is it incorporated by reference in, this prospectus.

We are incorporating by reference into this prospectus information that we have previously filed with the SEC. This means that we can disclose important information to you by referring you to the documents containing that information and that such information will be regarded as an important part of this prospectus.

We incorporate by reference the information contained in the documents listed below (other than information that is deemed not to be filed):

•	Annual Report on Form 10-K for the year ended December 31, 2013, filed with the SEC on March 28, 2014;

•	Quarterly Report on Form 10-Q for the period ended March 31, 2014, filed with the SEC on May 8, 2014;

•	Current Reports on Form 8-K filed with the SEC on February 20, 2014, April 14, 2014, May 28, 2014 (two reports) and June 2, 2014; and

•	Definitive Proxy Statement on Schedule 14A filed with the SEC on April 8, 2014.

Nothing in this prospectus shall be deemed to incorporate information furnished but not filed with the SEC pursuant to Item 2.02 or 7.01 of Form 8-K.

You may request a copy of any of these filings, at no cost, by writing or calling us at the following phone number or postal address:

Jeffrey Weissmann

General Counsel and Secretary

National General Holdings Corp.

59 Maiden Lane, 38th Floor

New York, NY 10038

(212) 380-9500

2,200,000 Shares

7.50% Non-Cumulative Preferred Stock, Series A

PROSPECTUS

Joint Book-Running Managers

Morgan Stanley

UBS Investment Bank

Co-Managers

Keefe, Bruyette & Woods

               A Stifel Company

William Blair

JMP Securities

June 18, 2014